ARRANGEMENT AGREEMENT

- Between -

ASANKO GOLD INC.

- And -

PMI GOLD CORPORATION

Made December 17, 2013

TABLE OF CONTENTS
ARTICLE 1 INTERPRETATION	2
DEFINITIONS	2
INTERPRETATION	14
ENTIRE AGREEMENT	15
CURRENCY	15
TIME	15
SCHEDULES	15
KNOWLEDGE	16
ACCOUNTING PRINCIPLES	16
INVALIDITY OF PROVISIONS	16
DISCLOSURE LETTERS	16
ARTICLE 2 THE ARRANGEMENT	17
ARRANGEMENT	17
IMPLEMENTATION STEPS BY PMI	17
IMPLEMENTATION STEPS BY ASANKO	18
JOINT INFORMATION CIRCULAR	18
INTERIM ORDER	19
FINAL ORDER	19
FILINGS	19
PAYMENT OF CONSIDERATION	20
EFFECTIVE DATE	20
SECURITIES AND CORPORATE COMPLIANCE	20
PREPARATION OF FILINGS	20
DISSENTING SHARES	21
ASANKO APPROVALS	21
PMI APPROVALS	21
PMI APPROVALS	22
NO FRACTIONAL SHARES	22
U.S. TAX MATTERS	22
ARTICLE 3 REPRESENTATIONS AND WARRANTIES	23
REPRESENTATIONS AND WARRANTIES OF PMI	23
REPRESENTATIONS AND WARRANTIES OF ASANKO	23
ARTICLE 4 ADDITIONAL AGREEMENTS	23
NON-WAIVER	23
NATURE AND SURVIVAL	24
INSURANCE AND INDEMNIFICATION	24
ARTICLE 5 COVENANTS	24
CONSULTATION WITH RESPECT TO NEWS RELEASES	24
COVENANTS OF PMI RELATING TO THE ARRANGEMENT	25
BUSINESS COVENANTS OF PMI	25
COVENANTS OF ASANKO RELATING TO THE ARRANGEMENT	27
BUSINESS COVENANTS OF ASANKO	28
MUTUAL COVENANTS	30
PMI'S COVENANTS REGARDING NON-SOLICITATION	32
RIGHT TO ACCEPT A PMI SUPERIOR PROPOSAL	34
ASANKO'S COVENANTS REGARDING NON-SOLICITATION	36
RIGHT TO ACCEPT A ASANKO SUPERIOR PROPOSAL	39
LOCK-UP AGREEMENTS	40
ARTICLE 6 REMEDIES	41
AVAILABILITY OF EQUITABLE REMEDIES	41
ARTICLE 7 CONDITIONS	41
MUTUAL CONDITIONS	41
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ASANKO	42
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PMI	43
NOTICE AND CURE PROVISIONS	44
SATISFACTION OF CONDITIONS	45
ARTICLE 8 AMENDMENT	45
AMENDMENT	45
MUTUAL UNDERSTANDING REGARDING AMENDMENTS	46
ARTICLE 9 TERMINATION AND COMPENSATION	46
TERMINATION	46
EFFECT OF TERMINATION	47
EXPENSES	48
TERMINATION FEES PAYABLE BY PMI	48
TERMINATION FEES PAYABLE BY ASANKO	49
ARTICLE 10 GENERAL	50
NOTICES	50
TIME OF ESSENCE	51
NO THIRD PARTY BENEFICIARIES	51
FURTHER ASSURANCES	52
GOVERNING LAW	52
EXECUTION IN COUNTERPARTS	52
ENUREMENT AND ASSIGNMENT	52

Schedule 1  -  Plan of Arrangement.

Schedule 2  -  Representations and Warranties of Asanko.

Schedule 3  -  Representations and Warranties of PMI.

Schedule 4  -  Locked-up Shareholders.

Schedule 5  -  Arrangement Resolution.

Schedule 6  -  Transaction Resolutions.

Schedule 7  -  Form of Lock-Up Agreement.

ARRANGEMENT AGREEMENT

This Arrangement Agreement is made as of December 17, 2013.

BETWEEN:

ASANKO GOLD INC., a company incorporated under the laws of the Province of British Columbia, Canada

("Asanko");

AND:

PMI GOLD CORPORATION, a company incorporated under the laws of the Province of British Columbia, Canada

("PMI");

(and Asanko and PMI being hereinafter singularly also referred to as a "Party" and collectively referred to as the "Parties" as the context so requires).

WHEREAS:

(A)     Asanko proposes to acquire all of the issued and outstanding shares of PMI on the basis of 0.21 of an Asanko share for each PMI share;

(B)     In connection with the acquisition of PMI by Asanko, each outstanding option of PMI would be replaced with an equivalent option of Asanko to acquire Asanko common shares and each outstanding PMI warrant would be replaced with an equivalent Asanko warrant to acquire Asanko common shares with in each case the same remaining terms to expiry;

(C)     Asanko and PMI intend that the acquisition of PMI by Asanko be carried out under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Definitions

1.1     Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following capitalized words and terms will have the meanings set out below and in addition certain other words and terms are defined in the Plan of Arrangement:

"Acquisition Proposal" means, with respect to a Party hereto, any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 20% or more of the assets of such Party (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement, joint venture, option agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more of the assets of such Party), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving such Party (other than the Transaction);

"Affiliate" has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

"Applicable Accounting Principles" means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

"Arrangement" means the arrangement under Part 9, Division 5 of the BCBCA on the terms set forth in the Plan of Arrangement which is attached hereto as Schedule 1, subject to any amendments or variations thereto made in accordance with this Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order;

"Arrangement Agreement" or "Agreement" means this arrangement agreement, including all schedules annexed hereto, together with the PMI Disclosure Letter and the Asanko Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Filings" means the filings, if any, that may be required under Section 292 of the BCBCA to be made by PMI with the Registrar in order for the Arrangement to be effective;

"Arrangement Resolution" means the special resolution approving this Agreement and the Plan of Arrangement to be considered at the PMI Meeting, to be substantially in the form and content of Schedule 5 hereto;

"Asanko" means Asanko Gold Inc., a company existing under the laws of the Province of British Columbia, Canada, together with, unless the context implies otherwise, all of the Asanko Subsidiaries;

"Asanko Benefit Plan" means all plans with respect to Asanko employees or former employees to which Asanko is a party to or bound by or to which Asanko has an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan, other than a Statutory Plan;

"Asanko Board" means the board of directors of Asanko;

"Asanko Change in Recommendation" has the meaning ascribed to such term in Section 5.12(b)(v);

"Asanko Concessions" means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Asanko owns or has a right or option to acquire or use, all as listed in the Asanko Disclosure Letter;

"Asanko Counter Proposal" has the meaning ascribed to such term in Section 5.11(b);

"Asanko Disclosure Documents" means, collectively, all documents published or filed by Asanko with the securities regulatory authorities in Canada since September 1, 2011;

"Asanko Disclosure Letter" means the disclosure letter executed by Asanko and delivered to PMI concurrent with the execution of this Agreement;

"Asanko Financial Advisor" means Canaccord Genuity Corp., financial advisor to the Asanko Board;

"Asanko Financial Statements" means the audited financial statements of Asanko for the fiscal years ended December 31, 2012 and March 31, 2012;

"Asanko Local Subsidiary" means Keegan Resources Ghana Limited;

"Asanko Meeting" means the special meeting of Asanko Shareholders to be held to consider, inter alia, the Transaction and includes any postponement(s) or adjournment(s) thereof;

"Asanko Mineral Rights" shall have the meaning ascribed thereto in subsection (v) of Schedule 2;

"Asanko New Board Nominees" means Shawn Wallace, Gordon Fretwell, Colin Steyn, Marcel de Groot and Peter Breese;

"Asanko Options" means stock options to purchase Asanko Shares;

"Asanko Permitted Encumbrances" means:

(a)     minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Asanko Mineral Rights;

(b)     undetermined or inchoate liens, charges and privileges (including mechanics', construction, carriers', workers', repairers', storers' or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Asanko;

(c)     statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Asanko Mineral Rights or served upon Asanko pursuant to Law or that relate to obligations not due or delinquent save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable;

(d)     the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the Asanko Mineral Rights or materially impair the operation or enjoyment of the Asanko Mineral Rights; and

(e)     the Encumbrances listed in the Asanko Disclosure Letter;

"Asanko Superior Proposal" means a Superior Proposal made in respect of Asanko;

"Asanko Superior Proposal Notice" has the meaning ascribed to such term in Section 5.13(a)(v);

"Asanko Securities" means, collectively, the Asanko Shares, the Asanko Options and the Asanko Warrants;

"Asanko Senior Officers" means Peter Breese, Chief Executive Officer and Greg McCunn, Chief Financial Officer;

"Asanko Shareholder Approval" means the approval of the Transaction Resolutions by the Asanko Shareholders at the Asanko Meeting;

"Asanko Shareholders" means holders of Asanko Shares;

"Asanko Shares" means the common shares without par value in the authorized share capital of Asanko;

"Asanko Subsidiaries" means Subsidiaries of Asanko as set out in the Asanko Disclosure Documents;

"Asanko Warrants" means warrants to purchase Asanko Shares as described in the Asanko Disclosure Letter;

"Asanko Year End" means December 31, 2012;

"ASIC" means the Australian Securities and Investment Commission;

"ASX" means ASX Limited or the Australian Securities Exchange, as the context requires;

"ASX Listing Rules" means the Listing Rules of ASX Limited;

"Australian Corporations Act" means Corporations Act 2001 (Cth);

"Australian Securities Laws" means the Australian Corporations Act and the ASX Listing Rules;

"Authorization" means an authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not the same have the force of Laws, and includes any Environmental Approval;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Business Day" means a day that is not a Saturday, Sunday or civic or statutory holiday, in each of Vancouver, British Columbia and Perth, Australia;

"Canadian Securities Laws" means the Securities Act and the equivalent legislation in the other Provinces and in the Territories of Canada, as amended from time to time;

"Competition Act" means the Competition Act (Canada), as amended from time to time;

"Confidentiality Agreement" means the mutual confidentiality and standstill agreement entered into by Asanko and PMI dated December 7, 2013;

"Contracts" means all contracts, licenses, leases, agreements, commitments, entitlements, engagements, warranties or guarantees to which a Person or any Subsidiary of the Person is a party or pursuant to which the Person or any Subsidiary of the Person is obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Asanko and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Asanko Shares in connection with the Arrangement;

"Dissenting Shareholder" means a holder of Dissenting Shares;

"Dissenting Shares" has the meaning ascribed thereto in the Plan of Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

"Encumbrance" means any encumbrance including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Approvals" means all permits, certificates, licenses, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of a Person or its Subsidiaries or its businesses;

"Environmental Laws" means all applicable Laws, including applicable civil or common law, relating to the protection or enhancement of the Environment and employee and public health and safety;

"Environmental Release" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

"Exchange Ratio" means 0.21 of an Asanko Share for each PMI Share;

"Expense Reimbursement" means the expense reimbursement of the other Party for actual expenses incurred by the other Party in respect of the Transaction, up to a maximum amount of $1,000,000;

"Final Order" means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Asanko, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"FSE" means the Frankfurt Stock Exchange;

"Governmental Entity" means any domestic or foreign, federal, provincial or other legislative, regulatory, executive, judicial or administrative or quasi-governmental body or Person, including the Stock Exchanges and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;

"Hazardous Substance" means any chemical, material or substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law and includes any constituents or breakdown product related to such material, substance or good;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"Interim Order" means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to PMI and Asanko, each acting reasonably, providing for, among other things, the calling and holding of the PMI Meeting, as the same may be amended by the Court;

"Investment Canada Act" means the Investment Canada Act (Canada), as amended from time to time;

"Joint Circular" means the notices of the PMI Meeting and Asanko Meeting and accompanying joint management information circular (and in the case of PMI, explanatory statement), including all schedules thereto and documents incorporated by reference therein, to be sent to holders of PMI Shares in connection with the PMI Meeting and holders of Asanko Shares in connection with the Asanko Meeting, and includes any amendments thereto;

"Joint Meeting Date" means the date that both the Asanko Meeting and the PMI Meeting will be held, as agreed to by the Parties, such meetings to take place as soon as reasonably practicable after the receipt of the Interim Order and targeted to take place prior to February 1, 2014;

"Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Lock-Up Agreements" means the lock-up agreements (including all amendments thereto) between the Locked-up Shareholders and PMI or Asanko, as the case may be, substantially in the form attached as Schedule 7 hereto pursuant to which the Locked-up Shareholders agree, subject to the terms of such lock-up agreements, to vote their PMI Shares (including any PMI Shares issuable upon the exercise of PMI Options and PMI Warrants) and Asanko Shares (including any Asanko Shares issuable upon the exercise of Asanko Options and Asanko Warrants), as the case may be, in favour of the Arrangement Resolution or Transaction Resolutions, as the case may be;

"Locked-up Shareholders" means all the directors and officers of PMI and Asanko, respectively, and certain shareholders of PMI and Asanko, all as set forth in Schedule 4 hereto;

"Material Adverse Effect" means, in respect of either Party, any one or more effects, changes, events, occurrences, results, states of facts or developments, that is material and adverse to the business, properties, assets, liabilities, obligations (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that Party and its Subsidiaries taken as a whole, other than any effects, changes, events, occurrences, results, states of facts or developments:

(a)     relating to the global economy, political conditions or securities markets in general;

(b)     affecting the worldwide gold and/or mining industries in general;

(c)     relating to a change in the market trading price of publicly traded securities of that Party, either related to this Agreement and the Transaction or the announcement thereof;

(d)     relating to any generally applicable change in applicable laws or regulations or in applicable accounting principles; or

(e)     attributable to the announcement or pendency of this Agreement or the Transaction, or otherwise contemplated by or resulting from the terms of this Agreement;

"Material Contract" in respect of a Party means:

(a)     any Contract involving aggregate payments to or by such Party or any of such Party's Subsidiaries in excess of $150,000;

(b)     any Contract with annual payments to or by such Party or any of such Party's Subsidiaries in excess of $150,000, with a term or commitment to or by PMI or any of the PMI Subsidiaries that may reasonably extend beyond one year and which cannot be terminated without penalty on less than 30 days notice or which is outside the ordinary course of business; and

(c)     any other Contract which is material to such Party, excluding contracts entered into for the purposes of the Transaction contemplated herein;

"Material Fact" has the meaning ascribed thereto in the Securities Act;

"Misrepresentation" has the meaning set out in the Securities Act;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer;

"NYSE MKT" means the NYSE MKT Equities Exchange;

"ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

"Parties" means Asanko and PMI and "Party" means any one of them;

"Person" or "person" means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Asanko or PMI;

"Plan of Arrangement" means the plan of arrangement substantially as set forth in Schedule 1 to this Agreement, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of PMI and Asanko, each acting reasonably;

"PMI" means PMI Gold Corporation, a company existing under the laws of the Province of British Columbia, Canada, together with, unless the context implies otherwise, all of the PMI Subsidiaries;

"PMI Benefit Plan" means all plans with respect to PMI employees or former employees to which PMI is a party to or bound by or to which PMI has an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan, other than a Statutory Plan;

"PMI Board" means the board of directors of PMI;

"PMI Change in Recommendation" has the meaning ascribed to such term in Section 5.10(b)(v);

"PMI Concessions" means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which PMI owns or has a right or option to acquire or use, all as listed in the PMI Disclosure Letter;

"PMI Counter Proposal" has the meaning ascribed to such term in Section 5.13(b);

"PMI Disclosure Documents" means, collectively, all documents published or filed by PMI with the securities regulatory authorities in Canada since September 1, 2011 and available on SEDAR;

"PMI Disclosure Letter" means the disclosure letter executed by PMI and delivered to Asanko concurrent with the execution of this Agreement;

"PMI Financial Advisor" means Macquarie Capital Markets Canada Ltd., financial advisor to the PMI Board;

"PMI Financial Statements" means audited financial statements of PMI for the fiscal years ended June 30, 2013 and 2012;

"PMI Meeting" means the special meeting of PMI Shareholders, including any postponement(s) or adjournment(s) thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"PMI Mineral Rights" shall have the meaning ascribed thereto in subsection (t) of Schedule 3;

"PMI New Board Nominees" means Dr. Michael Price and Peter Bradford;

"PMI Option" means an option that is outstanding immediately before the Effective Date, to acquire PMI Shares pursuant to an option granted by PMI;

"PMI Performance Rights" means the performance rights of PMI issued under the PMI Performance Rights Plan;

"PMI Performance Rights Plan" means the PMI performance rights plan approved by PMI Shareholders at the PMI Shareholders annual and special meeting held on April 17, 2012;

"PMI Performance Shares" has the meaning ascribed thereto in the PMI Performance Rights Plan;

"PMI Permitted Encumbrances" means:

(a)     minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the PMI Mineral Rights;

(b)     undetermined or inchoate liens, charges and privileges (including mechanics', construction, carriers', workers', repairers', storers' or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of PMI;

(c)     statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the PMI Mineral Rights or served upon PMI pursuant to Law or that relate to obligations not due or delinquent save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable;

(d)     the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the PMI Mineral Rights or materially impair the operation or enjoyment of the PMI Mineral Rights; and

(e)     the Encumbrances listed in the PMI Disclosure Letter;

"PMI Securities" means, collectively, the PMI Shares, the PMI Options and the PMI Warrants;

"PMI Shareholder Approval" has the meaning ascribed to such term in Section 2.5(d);

"PMI Shareholders" means the holders from time to time of PMI Shares, and PMI Shareholder means any one of them;

"PMI Shares" means the common shares without par value in the authorized share capital of PMI and, where applicable, any corresponding CHESS depositary instruments representing PMI Shares;

"PMI Subsidiaries" means those subsidiaries of PMI listed in the PMI Disclosure Documents;

"PMI Superior Proposal" means a Superior Proposal made in respect of PMI;

"PMI Superior Proposal Notice" has the meaning ascribed to such term in Section 5.11(a)(v);

"PMI Warrant" means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

"PMI Year End" means June 30, 2013;

"Reconstituted Board" means the Asanko Board as reconstituted on the Effective Date comprised of the Asanko New Board Nominees and the PMI New Board Nominees with a chairman to be appointed by such reconstituted board of directors after the Effective Time;

"Registrar" means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

"Regulatory Approval" means any approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required or advisable to be obtained in order to permit the Arrangement to be effected;

"Replacement Option" has the meaning specified in Section 3.1(c) of the Plan of Arrangement;

"Replacement Warrant" has the meaning specified in Section 3.1(d) of the Plan of Arrangement;

"Run off Insurance" has the meaning ascribed to such term in Section 4.3;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (British Columbia), as amended;

"Securities Laws" means, collectively, all applicable Canadian Securities Laws, U.S. Securities Laws, Australian Securities Laws and any other applicable securities Laws;

"Securities Regulators" means the British Columbia Securities Commission, the securities regulatory authorities in each of the other Provinces of Canada, the ASIC and the SEC;

"SEDAR" means the System for Electronic Document Analysis and retrieval of the Canadian Securities Administrators;

"Statutory Plan" means a statutory benefit plan which PMI or Asanko are required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"Stock Exchanges" means the TSX, ASX, FSE and NYSE MKT;

"Subsidiary" has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus and Registration Exemptions;

"Superior Proposal" means, with respect to a Party, a bona fide written Acquisition Proposal offer to, directly or indirectly, acquire assets that individually or in the aggregate constitute 100% of the assets (on a consolidated basis) of such Party or 100% of such Party's shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and such Party's board of directors determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) if in cash or partly in cash, has no financing conditions; (c) is not subject to a due diligence condition, (d) that is offered or made to all shareholders of such Party on the same terms and conditions; (e) that did not result from a breach of Section 5.10 or Section 5.12 as applicable, by such Party or its representatives; (f) that failure to recommend such Acquisition Proposal to such Party's shareholders would be inconsistent with its fiduciary duties under applicable Law; and (g) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the shareholders of such Party from a financial point of view than the Transaction having regard to, amongst other things, the likely consequences of such Acquisition Proposal in the long term;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Taxes" means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee and other withholding taxes, employment insurance, social insurance taxes (including Canada and Quebec Pension Plan payments), sales and use taxes, ad valorem taxes, goods and services and harmonized sales taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, pension assessment and other obligations of the same or of a similar nature to any of the foregoing;

"Tax Returns" includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes;

"Termination Date" means March 31, 2014 or such later date as may be mutually agreed to in writing by the Parties;

"Termination Fee" means the termination fee in the amount of $9,400,000;

"Transaction" means collectively, the transactions contemplated herein and in the Plan of Arrangement as such may be amended from time to time;

"Transaction Documents" means collectively, this Agreement, the PMI Disclosure Letter, the Asanko Disclosure Letter, and any Schedules attached hereto and thereto and the Lock-Up Agreements;

"Transaction Resolutions" means the resolutions approving the Transaction, to be considered at the Asanko Meeting, to be substantially in the form and content of Schedule 6 hereto or as otherwise agreed by the Parties;

"Transmittal Letter" means the letter of transmittal to be sent by Asanko to PMI Shareholders for use in connection with exchanging securities under the Arrangement;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the "blue sky" or securities law of any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act, and the rules and regulations of the SEC thereunder; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

Interpretation

1.2     In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)     the division of this Agreement and the Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement or the Arrangement. Unless otherwise indicated, any reference in this Agreement and the Plan of Arrangement to an Article, Section or the symbol Section , or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b)     the terms "Arrangement Agreement", "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;

(c)     words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)     if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)     the word "including" means "including, without limiting the generality of the foregoing"; and

(f)     a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder.

Entire Agreement

1.3     The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between Asanko and PMI pertaining to the subject matter of this Agreement and supersede all prior arrangements, understandings, negotiations and discussions, whether oral or written, among them with respect to the subject matter hereof.

Currency

1.4     All references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.

Time

1.5     Unless otherwise indicated, all times expressed herein are local time, Vancouver, British Columbia, Canada.

Schedules

1.6     The following Schedules are attached hereto and form part of this Agreement:

Schedule     Description

Schedule 1  -  Plan of Arrangement;
Schedule 2  -  Representations and Warranties of Asanko;
Schedule 3  -  Representations and Warranties of PMI;
Schedule 4  -  Locked-up Shareholders;

Schedule 5  -  Arrangement Resolution;
Schedule 6  -  Transaction Resolutions; and
Schedule 7  -  Form of Lock-Up Agreement.

Knowledge

1.7     Any reference in this Agreement to the "knowledge" of PMI will mean to the best of the knowledge, information and belief of the Chief Executive Officer and the Chief Financial Officer of PMI, after due inquiry within PMI and PMI Subsidiaries. Any reference in this Agreement to the knowledge of Asanko will mean to the best of the knowledge, information and belief of the Chief Executive Officer and Chief Financial Officer of Asanko, after due inquiry within Asanko and Asanko Subsidiaries.

Accounting Principles

1.8     All references to generally accepted accounting principles, unless otherwise stated, are to the principles recommended, from time to time, under Applicable Accounting Principles and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Applicable Accounting Principles.

Invalidity of Provisions

1.9     Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of other provision thereof.

Disclosure Letters

1.10     The purpose of the PMI Disclosure Letter and Asanko Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that such letters and the information and disclosures contained in them do not constitute or imply, and will not be construed as:

(a)     any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

(b)     an admission of any liability or obligation of the Party providing the letter;

(c)     an admission that the information is material;

(d)     a standard of materiality, a standard for what is or is not in the ordinary course, or any other standard contrary to the standards contained in this Agreement; or

(e)     an expansion of the scope or effect of any of the representations, warranties and covenants set out in this Agreement.

1.11     Inclusion of an item in any section of each disclosure letter is deemed to be disclosure with respect to any other section of this Agreement and such letter to the extent that it is apparent on its face that such disclosure should apply to such other section of this Agreement. The PMI Disclosure Letter and Asanko Disclosure Letter are each subject to the Confidentiality Agreement.

ARTICLE 2
THE ARRANGEMENT

Arrangement

2.1     Asanko and PMI agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time the Plan of Arrangement shall become effective with the result that among other things, Asanko will become the holder of all the outstanding PMI Shares.

Implementation Steps by PMI

2.2     PMI covenants in favour of Asanko that PMI will act expeditiously and in good faith to:

(a)     use commercially reasonable efforts to prepare all materials necessary for filing the application for the Interim Order with the Court within 45 days after the date of execution of this Agreement, except to the extent any delay beyond such period is due to Asanko's failure to comply on a timely basis with its obligations under Section 2.4 or Section 2.11(b) in respect of the Joint Circular;

(b)     apply to the Court, as soon as reasonably practicable, in a manner acceptable to Asanko, acting reasonably, under Part 9, Division 5 of the BCBCA for the Interim Order, which application will clearly state PMI's and Asanko's intention to rely on exemption from registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act to implement the Transaction, and thereafter proceed with and diligently pursue the Interim Order;

(c)     lawfully convene and hold the PMI Meeting on the Joint Meeting Date for the purpose of approving the Arrangement Resolution, provided that Asanko has satisfied its obligations under Section 2.11(b). Except as otherwise provided in this Agreement, PMI will not adjourn, postpone or otherwise change the timing of the PMI Meeting without the prior written consent of Asanko, such consent not to be unreasonably withheld;

(d)     subject to obtaining such shareholder approval as is required by the Interim Order, apply to the Court under Part 9, Division 5 of the BCBCA, as soon as reasonably practicable after the PMI Meeting, for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue, the obtaining of the Final Order;

(e)     subject to obtaining the Final Order, as soon as reasonably practicable thereafter, but subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, deliver to the Registrar any Arrangement Filings and take all other steps or actions as may be required in connection with the Transaction to give effect to the Arrangement;

(f)     instruct counsel acting for it to bring the applications referred to in Section 2.2(a) and Section 2.2(d) in cooperation with counsel to Asanko. PMI shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served except as expressly permitted hereby or with Asanko's prior written consent, acting reasonably; and

(g)     permit Asanko and its counsel to review and comment upon drafts of all materials to be filed by PMI with the Court in connection with the Transaction and provide counsel to Asanko on a timely basis with copies of any notice of appearance and evidence served on PMI or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by PMI indicating any intention to oppose the granting of the Final Order or to appeal the Final Order.

Implementation Steps by Asanko

2.3     Asanko covenants in favour of PMI that Asanko will act expeditiously and in good faith to:

(a)     lawfully convene and hold the Asanko Meeting on the Joint Meeting Date for the purpose of approving the Transaction, provided that PMI has satisfied its obligations under Section 2.11(b). Except as otherwise provided in this Agreement, Asanko will not adjourn, postpone or otherwise change the timing of the Asanko Meeting without the prior written consent of PMI, such consent not to be unreasonably withheld; and

(b)     subject to obtaining the Final Order and subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, take all other steps or actions as may be required in connection with the Transaction to give effect to the Arrangement.

Joint Information Circular

2.4     The Parties will use commercially reasonable efforts to expeditiously prepare the Joint Circular, together with any other documents required by applicable Securities Laws and other applicable Laws in connection with the Transaction, and each Party will use commercially reasonable efforts to cause the Joint Circular and other documentation required in connection with their respective shareholder meetings to be sent to their respective shareholders; provided that the Joint Circular and other documentation will not be sent to the PMI Shareholders except with the prior written consent of Asanko (such consent not to be unreasonably withheld) and the Joint Circular will not be sent to the Asanko Shareholders except with the prior written consent of PMI (such consent not to be unreasonably withheld). The Parties acknowledge that the Joint Circular will, prior to being sent to the PMI Shareholders and Asanko Shareholders, require the review and approval of the ASX and TSX. The Joint Information Circular will indicate that the Asanko Senior Officers will remain as such after the Effective Time.

Interim Order

2.5     The notice of motion for the application referred to in Section 2.2(a) will request that the Interim Order provide:

(a)     that PMI Shareholders and holders of PMI Options and PMI Warrants will be the only classes of Persons to whom notice is to be provided in respect of the Arrangement and for the manner in which such notice is to be provided;

(b)     that the PMI Meeting may be adjourned or postponed from time to time by management of PMI without the need for additional approval of the Court;

(c)     that the record date for PMI Shareholders entitled to notice of and to vote at, the PMI Meeting will not change in respect of adjournments or postponements of the PMI Meeting;

(d)     that the requisite approval for the Arrangement Resolution will be two-thirds of the votes cast on the Arrangement Resolution by PMI Shareholders (voting together as a single class) present in person or represented by proxy at the PMI Meeting and entitled to vote thereat, together with minority approval in accordance with MI 61-101 (together, the "PMI Shareholder Approval");

(e)     that, in all other respects, the terms, restrictions and conditions of the notice of articles and articles of PMI, including quorum requirements and all other matters, will apply in respect of the PMI Meeting;

(f)     for the grant of the dissent rights referred to in Section 2.12; and

(g)     for the notice requirements with respect to the presentation of the application for the Final Order.

Final Order

2.6     Following approval of the Arrangement Resolution at the PMI Meeting, PMI will forthwith apply to the Court for the Final Order, on terms satisfactory to each of the Parties. All notices of motion and related materials referred to in Section 2.2 shall be in a form satisfactory to Asanko and PMI acting reasonably.

Filings

2.7     PMI will file a certified copy of the Closing Certificate in its record book and complete the Arrangement Filings if required.

Payment of Consideration

2.8     Asanko will deposit with the Depositary the Asanko Shares to satisfy the consideration issuable and/or payable to the PMI Shareholders pursuant to the Plan of Arrangement (other than PMI Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

Effective Date

2.9     From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA. The closing of the transactions contemplated hereby will take place at the offices of McMillan LLP in Vancouver, or at such other location as may be agreed upon by the Parties.

Securities and Corporate Compliance

2.10     PMI will (with the assistance of Asanko and Asanko's counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with NI 54-101 in relation to the PMI Meeting. Asanko will (with the assistance of PMI and PMI's counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with NI 54-101 in relation to the Asanko Meeting.

Preparation of Filings
2.11	(a) Asanko and PMI will cooperate in:

(i)     the preparation of the applications for the Interim Order and Final Order and the preparation of any other documents reasonably considered by Asanko or PMI to be necessary to discharge their respective obligations under applicable Laws in connection with the Transaction; and

(ii)     the taking of all such action as may be required under applicable Laws in connection with the Transaction.

(b)     Each of Asanko and PMI will furnish to the other all such information concerning it, its Affiliates and its shareholders as may be required to effect the actions described in Section 2.4 and Section 2.10 and the foregoing provisions of this Section 2.11, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Transaction, will contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used.

(c)     Asanko and PMI will each promptly notify the other if at any time before the Effective Time it becomes aware that the Joint Circular or an application for an order described in Section 2.2, Section 2.5 or Section 2.6 or any application filed with a Governmental Entity, contains any untrue statement of a Material Fact or omits to state a Material Fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made, or that otherwise requires an amendment or supplement to the Joint Circular or such application. In any such event, Asanko and PMI will cooperate in the preparation of a supplement or amendment to the Joint Circular or such other application, as required and as the case may be, and, if required, will cause the same to be distributed to the PMI Shareholders and the Asanko Shareholders and/or filed with the applicable Governmental Entities.

(d)     Each Party will ensure that the Joint Circular complies with all applicable Laws and requirements of the Stock Exchanges and, without limiting the generality of the foregoing, with respect to the information applicable to such Party, that the Joint Circular does not contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made. Without limiting the generality of the foregoing, PMI will ensure that the Joint Circular provides PMI Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the PMI Meeting and Asanko will ensure that the Joint Circular provides Asanko Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Asanko Meeting. Each Party will provide information in sufficient detail to allow Asanko to rely upon the exemption from registration provided under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Asanko Shares in exchange for PMI Shares and Replacement Options in exchange for PMI Options pursuant to the Transaction.

Dissenting Shares

2.12     Registered PMI Shareholders may exercise rights of dissent with respect to their PMI Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. PMI will give Asanko prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such rights of dissent and received by PMI.

Asanko Approvals

2.13     Asanko represents as of the date hereof that its Board of Directors has unanimously:

(a)     determined that the Transaction is fair to the Asanko Shareholders as a whole and is in the best interests of Asanko;

(b)     resolved to recommend that the Asanko Shareholders vote in favour of the Transaction;

(c)     resolved to authorize Asanko to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement;

(d)     resolved to authorize Asanko to execute and deliver this Agreement; and

(e)     approved obtaining a written opinion from the Asanko Financial Advisor prior to the mailing of the Joint Circular and other documentation required in connection with the Asanko Meeting to confirm the verbal opinion of the Asanko Financial Advisor received before execution hereof that the consideration payable under the Arrangement by Asanko for the PMI Shares is fair from a financial point of view to the Asanko Shareholders, subject to the assumptions and limitations described in such opinion.

PMI Approvals

2.14     PMI represents as of the date hereof that its Board of Directors has unanimously:

(a)     determined that the Transaction is fair to the PMI Shareholders as a whole and is in the best interests of PMI;

(b)     resolved to recommend that the PMI Shareholders vote in favour of the Arrangement Resolution;

(c)     resolved to authorize PMI to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement;

(d)     resolved to authorize PMI to execute and deliver this Agreement; and

(e)     approved obtaining a written opinion from the PMI Financial Advisor prior to the mailing of the Joint Circular and other documentation required in connection with the PMI Meeting to confirm the verbal opinion of the PMI Financial Advisor received before execution hereof that the consideration payable under the Arrangement by Asanko for the PMI Shares, as of the date of the verbal opinion, is fair from a financial point of view to the PMI Shareholders, subject to the assumptions, limitations, qualifications and other matters described in such opinion.

No Fractional Shares

2.15     Asanko will not be required to issue or deliver fractions of Asanko Shares or to distribute share certificates which evidence fractional Asanko Shares.

U.S. Tax Matters

2.16     The Arrangement as set forth in the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section

368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Except as otherwise provided in this Agreement and in the Plan of Arrangement, each party hereto agrees to act in a manner that is consistent with the parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes. Notwithstanding the foregoing, neither PMI nor Asanko makes any representation, warranty or covenant to any other party or to any PMI Shareholder, Asanko Shareholder or other holder of PMI securities or Asanko securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Representations and Warranties of PMI

3.1     PMI hereby represents and warrants to Asanko as set forth in Schedule 3, such representations and warranties being subject to the Transaction. For purposes of the representations and warranties of PMI, Asanko is deemed to have knowledge of all information contained in the PMI Disclosure Documents as were publicly available through SEDAR as at the date hereof.

Representations and Warranties of Asanko

3.2     Asanko hereby represents and warrants to PMI as set forth in Schedule 2, such representations and warranties being subject to the Transaction. For purposes of the representations and warranties of Asanko, PMI is deemed to have knowledge of all information contained in the Asanko Disclosure Documents as were publicly available through SEDAR as at the date hereof.

ARTICLE 4
ADDITIONAL AGREEMENTS

Non-Waiver

4.1     No investigations made by or on behalf of any of Asanko or PMI at any time, will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any of them in or pursuant to this Agreement. No waiver of any condition or other provision in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by Asanko or PMI will be effective unless it is in writing.

Nature and Survival

4.2     All representations and warranties contained in this Agreement on the part of each of Asanko and PMI will terminate on the first to occur of (i) the Effective Date, (ii) the Termination Date, and (iii) such earlier date upon which this Agreement is terminated; provided however, that, subject to Section 9.4 and Section 9.7, neither Asanko or PMI will be released or relieved from any liability arising from the breach by it of any of its covenants, representations or warranties set forth in this Agreement that arose prior to the time of such termination.

Insurance and Indemnification

4.3     Asanko agrees that, notwithstanding any covenant in this Agreement, (i) PMI may purchase at a cost not to exceed 200% of the annual premiums currently paid by PMI for such insurance, an extension to PMI's current director and officer liability insurance policies; and (ii) Asanko will cause PMI (or any successor to PMI) to maintain, prepaid non-cancellable "trailing" or "runoff" directors' and officers' liability insurance providing such coverage for the period from the Effective Time until six (6) years after the Effective Time on terms comparable to those contained in the current insurance policies of PMI (the "Run off Insurance"). If the Run-off Insurance would require an expenditure in excess of such threshold then PMI may obtain the maximum insurance that can be acquired for an expenditure of 200% of the annual premiums currently paid.

Asanko agrees that it will cause PMI to honour all rights to indemnification now existing in favour of present and former officers and directors of PMI to the extent that they are in effect at the date hereof, and acknowledges that such rights, to the extent that they are disclosed in the PMI Disclosure Letter, will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

The provisions of this Section 4.3 are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, PMI hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 5
COVENANTS

Consultation With Respect to News Releases

5.1     Prior to the Effective Time, each Party will consult with the other Party prior to issuing any press release or otherwise making public statements. In addition, each Party will consult with the other Party prior to making any filing with any Governmental Entity with respect to the Transaction. Each Party will use all commercially reasonable efforts to enable the other Party to review and comment on all such press releases before the release thereof and will enable the other Party to review and comment on such filings before the filing thereof, provided that the obligations herein will not prevent any Party from making such disclosure as its counsel advises is required by applicable laws, the Stock Exchanges, or under Applicable Securities Laws.

Covenants of PMI Relating to the Arrangement

5.2     PMI covenants and agrees to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under law to consummate the Transaction as soon as practicable, including:

(a)     using commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the Transaction and using commercially reasonable efforts to apply for and obtain, and cooperating with Asanko in applying for and obtaining, the consents, orders and approvals necessary for PMI and Asanko, respectively, to complete the Transaction;

(b)     subject to Section 5.10 and Section 5.11, publicly supporting the Transaction and recommending to the PMI Shareholders that they vote in favour of the Arrangement Resolution at the PMI Meeting;

(c)     notwithstanding the terms of the Confidentiality Agreement, permitting Asanko's officers, directors, employees, consultants and advisors to solicit proxies from the PMI Shareholders in accordance with applicable Law;

(d)     complying with all of its obligations under the Plan of Arrangement;

(e)     taking all commercially reasonable action to lawfully solicit proxies for the PMI Meeting in favour of the Arrangement Resolution, and not making a PMI Change in Recommendation except in accordance with Section 5.10 and Section 5.11; and

(f)     using its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of PMI contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

Business Covenants of PMI

5.3     PMI covenants and agrees, except as contemplated in this Agreement or the Plan of Arrangement, that from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it will:

(a)     continue to carry on the business and affairs of PMI in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by PMI in good standing;

(b)     fully cooperate and consult through a weekly meeting with Asanko to allow Asanko to monitor, and provide input with respect to all activities relating to the exploration, permitting, development and maintenance of all of the properties and assets owned and controlled by PMI (and any disclosure of new technical information);

(c)     permit Asanko's officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by PMI and to the books, records, reports, PMI's data, periodic site reports and all other information relevant to the business, properties and affairs of PMI, including drill core and other samples and all reports, correspondence and other information provided by all of PMI's consultants;

(d)     in all material respects, conduct itself so as to keep Asanko fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained; and

(e)     use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.4     Notwithstanding Section 5.3, PMI will not, except as provided for in this Agreement, or as disclosed in the PMI Disclosure Letter or required to give effect to the Transaction or Plan of Arrangement, without prior consultation with and the consent of Asanko, directly or indirectly do, agree to do, or permit to occur any of the following:

(a)     amend its constating documents;

(b)     declare, set aside or pay any dividend or other distribution or payment in respect of any of the PMI Shares;

(c)     issue, grant, sell or pledge or agree to issue, grant, sell or pledge any PMI Securities (other than PMI Shares issuable upon the exercise of currently outstanding PMI Options or PMI Warrants or PMI Performance Rights), or amend the terms of any outstanding PMI Securities;

(d)     redeem, purchase or otherwise acquire any of the outstanding PMI Securities;

(e)     split, combine or reclassify any of the PMI Shares;

(f)     adopt or propose any shareholder or director resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation;

(g)     reduce its stated capital;

(h)     sell or otherwise dispose or encumber of any of the assets of PMI except non-material assets within the ordinary course of business;

(i)     amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course;

(j)     make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents of PMI except as required under contracts existing on the date hereof;

(k)     enter into or amend any agreements, arrangements or transactions with any related party except PMI-severance agreements as agreed to by Asanko;

(l)     enter into, renew or modify in any material respect any Material Contract, agreement, lease, commitment or arrangement to which PMI is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or with the prior consent of Asanko which consent shall not be arbitrarily or unreasonably withheld or delayed;

(m)     without prior consultation with and the consent of Asanko, such consent not to be unreasonably withheld, enter into new material commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness; or

(n)     without prior consultation with Asanko, settle any dispute, arbitration or litigation and without prior consent of Asanko, settle any dispute, arbitration or litigation which total settlement amount, individually or in the aggregate with any other settlement amount agreed to during the term of this Agreement, exceeds $1,000,000.

Covenants of Asanko Relating to the Arrangement

5.5     Asanko covenants and agrees to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under law to consummate the Transaction as soon as practicable, including:

(a)     using commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the Transaction and using commercially reasonable efforts to apply for and obtain, and cooperating with PMI in applying for and obtaining, the consents, orders and approvals necessary for Asanko and PMI, respectively, to complete the Transaction;

(b)     subject to Section 5.12 and Section 5.13, publicly supporting the Transaction and recommending to the Asanko Shareholders that they vote in favour of the Transaction Resolutions at the Asanko Meeting;

(c)     notwithstanding the terms of the Confidentiality Agreement, permitting PMI's officers, directors, employees, consultants and advisors to solicit proxies from the Asanko Shareholders in accordance with applicable Law;

(d)     using commercially reasonable efforts to (i) cause the Asanko Shares to be issued to PMI Shareholders pursuant to the terms of the Arrangement to be listed and posted for trading on the TSX and NYSE MKT, and (ii) cause the Asanko Shares which the holders of Replacement Options and Replacement Warrants are entitled to receive on exercise of PMI Options and PMI Warrants, respectively, to be listed and posted for trading on the TSX and NYSE MKT;

(e)     complying with all of its obligations under the Plan of Arrangement;

(f)     using commercially reasonable efforts to ensure that the Joint Circular obtains the benefit of foreign securities prospectus relief and on-sale relief under the Corporations Act;

(g)     taking all commercially reasonable action to lawfully solicit proxies for the Asanko Meeting in favour of the Transaction Resolutions, and not making a Asanko Change in Recommendation except in accordance with Section 5.12 and Section 5.13;

(h)     using commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Asanko contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date; and

(i)     using commercially reasonable efforts to cause the Asanko Shares which the holders of PMI Performance Rights are entitled to receive on vesting of their PMI Performance Rights, to be listed and posted for trading on the TSX.

Business Covenants of Asanko

5.6     Asanko covenants and agrees, except as contemplated in this Agreement or the Plan of Arrangement, that from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it will:

(a)     continue to carry on the business and affairs of Asanko in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by Asanko in good standing;

(b)     fully cooperate and consult through a weekly meeting with PMI to allow PMI to monitor, and provide input with respect to all activities relating to the exploration, permitting, development and maintenance of all of the properties and assets owned and controlled by Asanko (and any disclosure of new technical information);

(c)     permit PMI's officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by Asanko and to the books, records, reports, Asanko's data, periodic site reports and all other information relevant to the business, properties and affairs of Asanko, including drill core and other samples and all reports, correspondence and other information provided by all of Asanko's consultants;

(d)     in all material respects, conduct itself so as to keep PMI fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained;

(e)     use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.7     Without limiting the generality of the foregoing and notwithstanding anything to the contrary in this Section 5.7 but subject to regular consultation with PMI, Asanko will continue to advance its Esaase project and engage in any activities Asanko views necessary or desirable to do so, including, but not limited to: advancement of the definitive feasibility study for the project; permitting activity; front end engineering and design; early works construction activity; local community engagement for the purposes of village relocation in and around the project; and establishment of banking facilities and satisfaction of other conditions precedent required to complete Asanko's existing debt financing obligations.

5.8      Notwithstanding Section 5.6 and Section 5.7, Asanko will not, except as provided for in this Agreement, or as disclosed in the Asanko Disclosure Letter or required to give effect to the Transaction or Plan of Arrangement, without prior consultation with and the consent of PMI, directly or indirectly do, agree to do, or permit to occur any of the following:

(a)     amend its constating documents;

(b)     declare, set aside or pay any dividend or other distribution or payment in respect of any of the Asanko Shares;

(c)     issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Asanko Securities (other than Asanko Shares issuable upon the exercise of currently outstanding Asanko Options or Asanko Warrants), or amend the terms of any outstanding Asanko Securities;

(d)     redeem, purchase or otherwise acquire any of the outstanding Asanko Securities;

(e)     split, combine or reclassify any of the Asanko Shares;

(f)     adopt or propose any shareholder or director resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation;

(g)     reduce its stated capital;

(h)     sell or otherwise dispose or encumber of any of the assets of Asanko except non-material assets within the ordinary course of business;

(i)     amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course;

(j)     make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents of Asanko, except as required under contracts existing on the date hereof;

(k)     enter into or amend any agreements, arrangements or transactions with any related party;

(l)     enter into, renew or modify in any material respect any Material Contract, agreement, lease, commitment or arrangement to which Asanko is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or with the prior consent of PMI which consent shall not be arbitrarily or unreasonably withheld or delayed;

(m)     without prior consultation with and the consent of PMI, such consent not to be unreasonably withheld, enter into new material commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness.

Mutual Covenants

5.9     Each of PMI and Asanko covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)     it will:

(i)     use its reasonable commercial efforts to preserve intact in all material respect its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it;

(ii)     not take any action that would interfere with or be inconsistent with the completion of the Transaction or which would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time before the Effective Date;

(iii)     promptly notify the other Party of any Material Adverse Effect, or any change which could reasonably be expected to result in a Material Adverse Effect, in respect of its business or properties, and of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

(iv)     take all necessary action to enter into agreements, pursuant to rule 8.4 of the PMI Performance Rights Plan, with each individual holder of PMI Performance Rights, such that upon vesting of PMI Performance Rights, such holder will be provided with Asanko Shares in lieu of PMI Performance Shares, on substantially the same terms and subject to substantially the same conditions as the PMI Performance Rights, but with appropriate adjustments (based on the Exchange Ratio) to the number and kind of shares subject to the PMI Performance Rights, acting reasonably.

(b)     it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of Asanko and PMI set forth in Article 7 to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Transaction, including using all of its commercially reasonable efforts to:

(i)     obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Transaction;

(ii)     effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any required proceedings before Governmental Entities in connection therewith;

(iii)     oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Asanko or PMI to consummate, the Transaction;

(iv)     fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of the certificates of its officers contemplated by Section 7.2(b) in the case of PMI and Section 7.3(b) in the case of Asanko; and

(v)     otherwise cooperate with the other in connection with the performance by it of its obligations under the Transaction Documents;

(c)     subject in the case of PMI to those actions it is permitted to do in compliance with Section 5.10 and Section 5.11 and in the case of Asanko to those actions it is permitted to do in compliance with Section 5.12 and Section 5.13, it will not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Transaction;

(d)     it will vigorously defend or cause to be defended any Claim or other legal proceedings brought against it challenging the Transaction; and

(e)     it will use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder, it being acknowledged and agreed by both Parties hereto that the securities to be issued pursuant to the Arrangement have not been registered under the U.S. Securities Act.

PMI's Covenants Regarding Non-Solicitation
5.10

(a)     PMI shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents to immediately cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal for PMI whether or not initiated by PMI. PMI will, and will cause the officers, directors, employees, consultants, representatives and agents of PMI and the PMI Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Asanko) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal for PMI. PMI will: (i) discontinue or not allow access to any of its confidential information to any third party; and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with PMI relating to a potential Acquisition Proposal for PMI to the extent that such information has not previously been returned or destroyed, and will use all commercially reasonable efforts to ensure that such requests are honoured. PMI agrees not to: (iii) release any third party from any confidentiality agreement relating to a potential Acquisition Proposal for PMI to which such third party is a party except to allow a Person to propose an Acquisition Proposal for PMI to the PMI Board; (iv) release any third party from any non-solicitation or standstill agreement or provision to which such third party is a party. PMI also agrees not to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the PMI Subsidiaries to enforce such agreements and provisions.

(b)     Subject to Section 5.11 or unless permitted pursuant to this Section 5.10, PMI agrees that it will not, and will not authorize or permit any of its officers, directors, employees, representatives, advisors or agents, directly or indirectly, to:

(i)     make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal for PMI or that may be reasonably be expected to lead to an Acquisition Proposal for PMI;

(ii)     participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal for PMI or potential Acquisition Proposal for PMI, or seek to do any of the foregoing;

(iii)     waive, or otherwise forbear in the enforcement of, any existing confidentiality agreements including any "standstill provisions" thereunder;

(iv)     remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal for PMI or potential Acquisition Proposal for PMI (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for PMI until 5 Business Days following formal announcement of such Acquisition Proposal for PMI will not be considered to be a violation of this paragraph (b)(iv));

(v)     withdraw, modify, qualify or change in a manner adverse to Asanko, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Asanko the approval, recommendation or declaration of advisability of the PMI Board of the Transaction (a "PMI Change in Recommendation") (it being understood that failing to affirm the approval or recommendation of the PMI Board of the Transaction within two Business Days after an Acquisition Proposal for PMI has been publicly announced and, in circumstances where no Acquisition Proposal for PMI has been made, within 5 Business Days of being requested to do so by Asanko, will be considered an adverse modification);

(vi)     enter into any agreement, arrangement or understanding related to any Acquisition Proposal for PMI or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or any other transaction agreed to before any termination of this Agreement; or

(vii)     make any public announcement or take any other action inconsistent with the recommendation of the PMI Board to approve the Transaction.

Notwithstanding the foregoing and any other provisions of this Agreement, the PMI Board may consider, participate in any discussions or negotiations with and provide information to (but not enter into any agreement with, other than a confidentiality agreement contemplated below), any person who has delivered a written Acquisition Proposal for PMI which did not result from a breach of this Section 5.10 by PMI or any of its officers, directors, employees, representatives, advisors or agents and that the PMI Board determines in good faith may reasonably become a PMI Superior Proposal provided, however, that if PMI provides confidential non-public information to, or enters into a confidentiality agreement with such person:

(A)     PMI obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal for PMI that is substantively the same as the Confidentiality Agreement and otherwise on terms no more favourable to such person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in such Confidentiality Agreement; provided, however, that it will not preclude such person from making a PMI Superior Proposal;

(B)     PMI sends a copy of any such confidentiality agreement to Asanko promptly upon its execution and Asanko is immediately provided with access to similar information to which such person was provided if not previously provided; and

(C)     PMI provides such information with to the person making such PMI Superior Proposal for a period of not more than 21 days;

(c)     From and after the date of this Agreement, PMI will promptly (and in any event within 24 hours) notify Asanko, at first orally and then in writing, of any proposals, offers or written inquiries relating to or which could be an Acquisition Proposal for PMI, or any request for non-public information relating to PMI. Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Asanko may reasonably request. PMI will keep Asanko fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

Right to Accept a PMI Superior Proposal
5.11

(a)     If PMI has complied with Section 5.10 with respect thereto, PMI may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for PMI which the PMI Board has determined to be a PMI Superior Proposal (other than a confidentiality agreement, the execution of which will not be subject to the conditions of this Section 5.11 but subject to Section 5.10(b)) received before the date of approval of the Arrangement Resolution by its shareholders and terminate this Agreement if, and only if:

(i)     PMI has provided Asanko with a copy of the PMI Superior Proposal document and any proposed agreement;

(ii)     PMI has provided Asanko with the information regarding such PMI Superior Proposal required under Section 5.10(c);

(iii)     the person making the PMI Superior Proposal was not restricted from making such proposal pursuant to an existing standstill or similar restriction;

(iv)     the PMI Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such PMI Superior Proposal;

(v)     five Business Days will have elapsed from the later of the date Asanko received written notice (a "PMI Superior Proposal Notice") advising Asanko that the PMI Board determined it to be a PMI Superior Proposal and had resolved to accept, approve, recommend or enter into an agreement in respect of such PMI Superior Proposal subject only to this Section 5.11, and the date Asanko received a copy of such PMI Superior Proposal document. In the event that PMI provides Asanko with a PMI Superior Proposal Notice on a date that is less than seven Business Days before the PMI Meeting, PMI shall, at the request of Asanko, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the PMI Superior Proposal Notice. Unless otherwise ordered by a court, PMI will continue to take all reasonable steps necessary to hold the PMI Meeting and to cause the Transaction to be voted on at such meeting;

(vi)     PMI pays to Asanko the Termination Fee prior to any approval, recommendation or the entering of any agreement, understanding or arrangement, PMI acknowledging and agreeing that payment of the Termination Fee under Section 9.4 is a condition to valid termination of this Agreement under Section 9.1(g) and this Section 5.11(a); and

(vii)     no agreement, understanding or arrangement is entered into until Section 5.11(b) shall have been complied with.

(b)     During the five Business Day period referred to in Section 5.11(a)(v), PMI agrees that Asanko will have the right, but not the obligation, to offer in writing to amend the terms of this Agreement (the "Asanko Counter Proposal"), which offer must be received by PMI before 5:00 p.m. (Vancouver time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this Section 5.11(b). The PMI Board will review any Asanko Counter Proposal in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Asanko Counter Proposal would, upon acceptance by PMI, be at least equivalent to the PMI Superior Proposal. If the PMI Board so determines, it will enter into an amended agreement with Asanko reflecting the Asanko Counter Proposal. If the PMI Board does not so determine, PMI may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such PMI Superior Proposal, provided that the Termination Fee required to be paid pursuant to Section 9.4 and Section 5.11(a) shall have been paid to Asanko prior to any termination.

(c)     Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal for PMI will constitute a new Acquisition Proposal for PMI for the purposes of the requirement under clause (v) of Section 5.11(a) and will initiate an additional five Business Day notice period.

(d)     The PMI Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) the PMI Board determines any Acquisition Proposal for PMI that has been made public is not or may not reasonably become a PMI Superior Proposal; or (ii) the PMI Board determines that a proposed amendment to the terms of the Arrangement would result in an Acquisition Proposal for PMI which has been publicly announced or made not being a PMI Superior Proposal, and the Parties have so amended the terms of the Arrangement. Asanko and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by PMI, acting reasonably.

Asanko's Covenants Regarding Non-Solicitation
5.12

(a)     Asanko shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents to immediately cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal for Asanko whether or not initiated by Asanko. Asanko will, and will cause the officers, directors, employees, consultants, representatives and agents of Asanko and the Asanko Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties(other than PMI) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal for Asanko. Asanko will: (i) discontinue or not allow access to any of its confidential information to any third party; and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Asanko relating to a potential Acquisition Proposal for Asanko to the extent that such information has not previously been returned or destroyed, and will use all commercially reasonable efforts to ensure that such requests are honoured. Asanko agrees not to: (iii) release any third party from any confidentiality agreement relating to a potential Acquisition Proposal for Asanko to which such third party is a party except to allow a Person to propose an Acquisition Proposal for Asanko to the Asanko Board; (iv) release any third party from any non-solicitation or standstill agreement or provision to which such third party is a party. Asanko also agrees not to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Asanko Subsidiaries to enforce such agreements and provisions.

(b)     Subject to Section 5.13 or unless permitted pursuant to this Section 5.12, Asanko agrees that it will not, and will not authorize or permit any of its officers, directors, employees, representatives, advisors or agents, directly or indirectly, to:

(i)     make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal for Asanko or that may be reasonably be expected to lead to an Acquisition Proposal for Asanko;

(ii)     participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal for Asanko or potential Acquisition Proposal for Asanko, or seek to do any of the foregoing;

(iii)     waive, or otherwise forbear in the enforcement of, any existing confidentiality agreements including any "standstill provisions" thereunder;

(iv)     remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal for Asanko or potential Acquisition Proposal for Asanko (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for Asanko until 5 Business Days following formal announcement of such Acquisition Proposal for Asanko will not be considered to be a violation of this paragraph (b)(iv));

(v)     withdraw, modify, qualify or change in a manner adverse to PMI, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to PMI the approval, recommendation or declaration of advisability of the Asanko Board of the Transaction (a "Asanko Change in Recommendation") (it being understood that failing to affirm the approval or recommendation of the Asanko Board of the Transaction within two Business Days after an Acquisition Proposal for Asanko has been publicly announced and, in circumstances where no Acquisition Proposal for Asanko has been made, within 10 Business Days of being requested to do so by PMI, will be considered an adverse modification);

(vi)     enter into any agreement, arrangement or understanding related to any Acquisition Proposal for Asanko or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or any other transaction agreed to before any termination of this Agreement; or

(vii)     make any public announcement or take any other action inconsistent with the recommendation of the Asanko Board to approve the Transaction.

Notwithstanding the foregoing and any other provisions of this Agreement, the Asanko Board may consider, participate in any discussions or negotiations with and provide information to (but not enter into any agreement with, other than a confidentiality agreement contemplated below), any person who has delivered a written Acquisition Proposal for Asanko which did not result from a breach of this Section 5.12 by Asanko or any of its officers, directors, employees, representatives, advisors or agents and that the Asanko Board determines in good faith may reasonably become a Asanko Superior Proposal provided, however, that if Asanko provides confidential non-public information to, or enters into a confidentiality agreement with such person:

(A)     Asanko obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal for Asanko that is substantively the same as the Confidentiality Agreement and otherwise on terms no more favourable to such person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in such Confidentiality Agreement; provided, however, that it will not preclude such person from making a Asanko Superior Proposal;

(B)     Asanko sends a copy of any such confidentiality agreement to PMI promptly upon its execution and PMI and is immediately provided with access to similar information to which such person was provided if not previously provided to PMI; and

(C)     Asanko provides such information with to the person making such Asanko Superior Proposal for a period of not more than 21 days;

(c)     From and after the date of this Agreement, Asanko will promptly (and in any event within 24 hours) notify PMI, at first orally and then in writing, of any proposals, offers or written inquiries relating to or which could be an Acquisition Proposal for Asanko, or any request for non-public information relating to Asanko. Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as PMI may reasonably request. Asanko will keep PMI fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

Right to Accept a Asanko Superior Proposal
5.13

(a)     If Asanko has complied with Section 5.12 with respect thereto, Asanko may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for Asanko which the Asanko Board has determined to be a Asanko Superior Proposal (other than a confidentiality agreement, the execution of which will not be subject to the conditions of this Section 5.13 but subject to Section 5.12(b)) received before the date of approval of the Transaction Resolutions by its shareholders and terminate this Agreement if, and only if:

(i)     Asanko has provided PMI with a copy of the Asanko Superior Proposal document and any proposed agreement;

(ii)     Asanko has provided PMI with the information regarding such Asanko Superior Proposal required under Section 5.12(c);

(iii)     the person making the Asanko Superior Proposal was not restricted from making such proposal pursuant to an existing standstill or similar restriction;

(iv)     the Asanko Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Transaction and to approve or recommend such Asanko Superior Proposal;

(v)     five Business Days will have elapsed from the later of the date PMI received written notice (a "Asanko Superior Proposal Notice") advising PMI that the Asanko Board determined it to be a Asanko Superior Proposal and has resolved to accept, approve, recommend or enter into an agreement in respect of such Asanko Superior Proposal subject only to this Section 5.13, and the date PMI received a copy of such Asanko Superior Proposal document. In the event that Asanko provides PMI with a Asanko Superior Proposal Notice on a date that is less than seven Business Days before the Asanko Meeting, Asanko shall, at the request of PMI, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Asanko Superior Proposal Notice. Unless otherwise ordered by a court, Asanko will continue to take all reasonable steps necessary to hold the Asanko Meeting and to cause the Transaction to be voted on at such meeting;

(vi)     Asanko pays to PMI the Termination Fee prior to any approval, recommendation, or the entering into of any agreement, understanding or arrangement, Asanko acknowledging and agreeing that payment of the Termination Fee under Section 9.7 is a condition to valid termination of this Agreement under Section 9.1(h) and this Section 5.13(a); and

(vii)     no agreement, understanding or arrangement is entered into until Section 5.13(b) shall have been complied with.

(b)     During the five Business Day period referred to in Section 5.13(a)(v), Asanko agrees that PMI will have the right, but not the obligation, to offer in writing to match or exceed the existing Asanko Superior Proposal (the "PMI Counter Proposal"), which offer must be received by Asanko before 5:00 p.m. (Vancouver time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this Section 5.13(b). The Asanko Board will review any written PMI Counter-Proposal in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the PMI Counter Proposal would, upon acceptance by Asanko, be at least equivalent to the Asanko Superior Proposal. If the Asanko Board so determines, it will enter into an agreement with PMI reflecting the PMI Counter Proposal and the Parties will terminate the Transaction. If the Asanko Board does not so determine, Asanko may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Asanko Superior Proposal, provided that the Termination Fee required to be paid pursuant to Section 9.7 and Section 5.13(a) shall have been paid to PMI prior to any termination.

(c)     Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal for Asanko will constitute a new Acquisition Proposal for Asanko for the purposes of the requirement under clause (v) of Section 5.13(a) and will initiate an additional five Business Day notice period.

(d)     The Asanko Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) the Asanko Board determines any Acquisition Proposal for Asanko that has been made public is not or may not reasonably become a Asanko Superior Proposal; or (ii) the Asanko Board determines that a proposed amendment to the terms of the Arrangement would result in an Acquisition Proposal for Asanko which has been publicly announced or made not being a Asanko Superior Proposal, and the Parties have so amended the terms of the Arrangement. PMI and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Asanko, acting reasonably.

Lock-Up Agreements

5.14     In addition to such lock-up agreements that the Parties may already have secured from any of their respective shareholders, each of PMI and Asanko covenants and agrees that it will use commercially reasonable efforts to ensure that the Lock-Up Agreements to be executed by their respective Locked-up Shareholders with respect to their respective PMI Meeting and Asanko Meeting, as the case may be, are executed and delivered and the proxies or voting instruction forms with respect to such Lock-Up Agreements have been submitted at least three days prior to such meetings. Each Party will provide to the other Party copies of all executed Lock-Up Agreements, proxies and voting instruction forms received by with respect to such Locked-up Shareholders.

ARTICLE 6
REMEDIES

Availability of Equitable Remedies

6.1     Each of Asanko and PMI acknowledges that the other will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to each of Asanko and PMI upon the breach, or threatened breach, by the other of its covenants and agreements hereunder, and notwithstanding anything else to the contrary hereunder, each of Asanko and PMI will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or obtain specific performance of any of those covenants or agreements without any requirement to secure or PMI bond, and all other requirements to obtaining specific performance are hereby waived.

ARTICLE 7
CONDITIONS

Mutual Conditions

7.1     The respective obligations of the Parties to complete the transactions contemplated hereby are subject to fulfillment of the following conditions on or before the Effective Date, but not later than the Termination Date, or such earlier time as is specified below:

(a)     the Interim Order will have been granted in form and substance satisfactory to PMI and Asanko, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)     the Arrangement Resolution will have been passed at the PMI Meeting in accordance with the Interim Order;

(c)     the Transaction Resolutions will have been passed at the Asanko Meeting;

(d)     the Final Order will have been granted in form and substance satisfactory to PMI and Asanko, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(e)     the Effective Date will have occurred before the Termination Date;

(f)     there will be no action taken under any Laws, or by any Governmental Entity or private person who is not in contravention of this Agreement, that:

(i)     makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated herein, or

(ii)     results in a judgment or assessment of damages, directly or indirectly, relating to the Transaction Documents which would either have a Material Adverse Effect on Asanko or PMI taking into account the Transaction, or make it illegal to, or restrains, enjoins, or prohibits, the Transaction;

(g)     all required consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons and the Stock Exchanges (except FSE) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, will have been obtained or received on terms that will not have a Material Adverse Effect on Asanko or PMI taking into effect the Transaction, and reasonably satisfactory evidence thereof will have been delivered to each Person;

(h)     the distribution of the Asanko Shares in Canada pursuant to the Arrangement, and the distribution of the Asanko Shares upon exercise of the Replacement Options and Replacement Warrants (if exercised on the Effective Date) are exempt from, or otherwise not subject to, prospectus requirements of applicable Securities Laws and are subject to the resale restrictions under Section 2.6 of NI 45-102;

(i)     the distribution of the Asanko Shares in the United States in exchange for the PMI Shares and the Replacement Options in the United States in exchange for the PMI Options, in each case pursuant to the Arrangement, is exempt from registration requirements under the U.S. Securities Act pursuant to section 3(a)(10) under the U.S. Securities Act;

(j)     the distribution of the Asanko Shares in Australia in exchange for the PMI Shares and the Replacement Options in Australia in exchange for the PMI Options, in each case pursuant to the Arrangement, is exempt from registration requirements notwithstanding such securities will not be listed on the ASX; and

(k)     this Agreement will not have been terminated pursuant to Article 9.

The foregoing conditions are for the mutual benefit of Asanko and PMI and may only be waived, in whole or in part by mutual consent of both of them. If any of the said conditions precedent will not be complied with or waived as aforesaid on or before the date required for the performance thereof, either PMI or Asanko may rescind and terminate this Agreement by written notice to the other (provided such non-compliance did not arise from the acts or omissions of the Person purporting to rescind and terminate this Agreement) and will have no other right or remedy, except as set forth in Article 9.

Conditions Precedent to the Obligations of Asanko

7.2     The obligation of Asanko to complete the transactions contemplated hereby will also be subject to the fulfillment of each of the following additional conditions precedent (each of which is for the exclusive benefit of Asanko and may be waived by Asanko in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Asanko of any obligation under this Agreement), on or before the Effective Date but not later than the Termination Date or such earlier time as is specified below:

(a)     all covenants of PMI under this Agreement to be performed on or before the Effective Date will have been duly performed by PMI in all material respects;

(b)     all representations and warranties of PMI will be true and correct except to the extent inaccuracy would not have a Material Adverse Effect as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct except to the extent inaccuracy would not have a Material Adverse Effect, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), without giving effect to any materiality or similar qualifications contained in or incorporated directly or indirectly in such representations and warranties, and Asanko will have received a certificate of PMI addressed to Asanko and dated on such date, signed on behalf of PMI by two senior executive officers of PMI in their capacity as such and without personal liability, confirming the same;

(c)     since the date of this Agreement, there will not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on PMI (excluding any change, effect, event, occurrence or state of facts that is specifically referred to in the PMI Disclosure Letter);

(d)     holders of no more than 5% of the issued and outstanding PMI Shares will have exercised their dissent rights (and not withdrawn such exercise) in respect of the Arrangement; and

(e)     with respect to PMI Performance Rights that will remain outstanding after the Effective Time, holders of such PMI Performance Rights shall have entered into the agreements contemplated in Paragraph 5.9(a)(iv) prior to the Effective Time.

Asanko may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Asanko with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Asanko in complying with its obligations hereunder.

Conditions Precedent to the Obligations of PMI

7.3     The obligation of PMI to complete the transactions contemplated hereby will also be subject to the fulfillment of each of the following additional conditions precedent (each of which is for the exclusive benefit of PMI and may be waived by PMI in its sole discretion and any one or more of which, if not satisfied or waived, will relieve PMI of any obligation under this Agreement), on or before the Effective Date but not later than the Termination Date or such earlier time as is specified below:

(a)     all covenants of Asanko under this Agreement to be performed on or before the Effective Date will have been duly performed by Asanko in all material respects;

(b)     all representations and warranties of Asanko will be true and correct except to the extent inaccuracy would not have a Material Adverse Effect as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct except to the extent inaccuracy would not have a Material Adverse Effect, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), without giving effect to any materiality or similar qualifications contained in or incorporated directly or indirectly in such representations and warranties, and PMI will have received a certificate of Asanko addressed to PMI and dated on such date, signed on behalf of Asanko by two senior executive officers of Asanko in their capacity as such and without personal liability, confirming the same;

(c)     since the date of this Agreement, there will not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Asanko (excluding any change, effect, event occurrence or state of facts that is specifically referred to in the Asanko Disclosure Letter);

(d)     other than the Asanko New Board Nominees all directors of Asanko will have resigned as of the Effective Time; and

(e)     the PMI New Board Nominees will have been appointed to the Asanko Board to form the Reconstituted Board as of the Effective Time.

PMI may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by PMI with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by PMI in complying with its obligations hereunder.

Notice and Cure Provisions

7.4     Each of the Parties will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:

(a)     cause any of the representations or warranties of such Person contained herein to be untrue or inaccurate in any material respect as of the date hereof or at the Effective Date; or

(b)     result in the failure of such Person to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement before the Effective Date.

Asanko or PMI may elect to not complete the Arrangement and the Transaction contemplated hereby pursuant to the conditions precedent contained in Section 7.1, Section 7.2 and Section 7.3, as the case may be, or exercise any termination right arising therefrom, only if forthwith and in any event before the Effective Date, Asanko or PMI, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Asanko or PMI, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Asanko or PMI, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of 15 days from such notice. If such notice has been given before the making of the application for the Final Order, the Asanko Meeting, or the PMI Meeting, such application or meeting will be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

Satisfaction of Conditions

7.5     The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 8
AMENDMENT

Amendment

8.1     This Agreement may, at any time and from time to time before or after the holding of the PMI Meeting or the Asanko Meeting, but not later than the Effective Date, be amended by mutual written agreement of the Parties hereto, and any such amendment may, without limitation:

(a)     change the time for performance of any of the obligations or acts of the parties;

(b)     waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)     waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)     waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing: (i) following the PMI Meeting, the Exchange Ratio shall not be amended without approval of the PMI Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court and (ii) this Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under Section 8.2 shall remain unaffected.

Mutual Understanding Regarding Amendments

8.2     If either Asanko or PMI proposes any amendment to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its security holders are not prejudiced by reason of any such amendment, the other will co-operate in a reasonable fashion with the Person who made the proposal so that such amendment can be effected subject to applicable Laws and the rights of the affected Person's security holders.

ARTICLE 9
TERMINATION AND COMPENSATION

Termination

9.1     This Agreement automatically terminates at the Termination Date and may be terminated at any time before the Effective Date, whether before or after PMI Shareholder Approval or Asanko Shareholder Approval:

(a)     by mutual written consent of PMI and Asanko;

(b)     by either PMI or Asanko pursuant to the exercise of their rights set forth in Section 7.1, hereof, provided that the provisions of Section 7.4 have been complied with;

(c)     by Asanko pursuant to the exercise of its rights set forth in Section 7.2, provided the provisions of Section 7.4 have been complied with;

(d)     by PMI pursuant to the exercise of its rights set forth in Section 7.3, provided the provisions of Section 7.4 have been complied with;

(e)     by either PMI or Asanko if the PMI Shareholders fail to approve the Arrangement Resolution at the PMI Meeting;

(f)     by either PMI or Asanko if the Asanko Shareholders fail to approve the Transaction Resolutions at the Asanko Meeting;

(g)     by PMI, in order to enter into a definitive written agreement with respect to a PMI Superior Proposal, but only in compliance with Section 5.11 and Section 9.4;

(h)     by Asanko, in order to enter into a definitive written agreement with respect to a Asanko Superior Proposal, but only in compliance with Section 5.13 and Section 9.7;

(i)     by Asanko, (i) if the PMI Board has made a PMI Change in Recommendation, or (ii) PMI has entered into a binding agreement with respect to a PMI Superior Proposal, in each case only in compliance with Section 5.11 and Section 9.4;

(j)     by PMI, (i) if the Asanko Board has made a Asanko Change in Recommendation, or (ii) Asanko has entered into a binding agreement with respect to a Asanko Superior Proposal, in each case only in compliance with Section 5.13 and Section 9.7;

(k)     by Asanko, if, subject to Section 7.4, a failure to perform, in all material respects, any covenant or agreement on the part of PMI set forth in this Agreement that would cause the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date; provided that Asanko is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied and except that Asanko may terminate this Agreement if PMI breaches Section 5.10 in any respect; or

(l)     by PMI, if, subject to Section 7.4, a failure to perform, in all material respects, any covenant or agreement on the part of Asanko set forth in this Agreement that would cause the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date; provided that PMI is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied and except that PMI may terminate this Agreement in Asanko breaches Section 5.12 in any respect.

Where action is taken to terminate this Agreement pursuant to this Section 9.1, it will be sufficient for such action to be authorized by the Board of Directors of the Person taking such action.

Effect of Termination

9.2     In the event of termination of this Agreement by either PMI or Asanko as provided in Section 9.1, this Agreement will forthwith thereafter become void and have no further effect, and there will be no liability or further obligation on the part of PMI or Asanko or their respective officers or directors under the Transaction Documents, except that:

(a)     the provisions of Section 9.3 through Section 9.9 inclusive (Expenses, Termination Fees payable by PMI and Termination Fees payable by Asanko), and this Section 9.2 will remain in full force and effect and will survive any such termination;

(b)     neither PMI nor Asanko will be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, arising prior to the time of termination, or agreements as set forth in the Transaction Documents save and except as provided therein except (i) in the case that a Termination Fee shall be paid, the amount of any liability shall be limited to the Termination Fee, (ii) if the Termination Fee is not payable then all such liabilities shall be limited to the out of pocket expenses actually incurred by the non-breaching party in connection with this Agreement.

(c)     the covenants of Asanko and PMI with respect to confidentiality set forth in the Confidentiality Agreement will survive the termination of this Agreement in accordance with its terms.

Expenses

9.3     Save as provided in Section 9.2, whether or not the Transaction is consummated, except as otherwise provided herein (including, without limiting the generality of the foregoing, the fees provided for in Section 9.4 through Section 9.9 inclusive), all costs and expenses incurred in connection with this Agreement and the Transaction (including the fees and expenses of advisors, accountants and legal counsel) will be paid by the Party incurring such expense.

Termination Fees Payable by PMI

9.4     If this Agreement is terminated pursuant to

(a)     Section 9.1(e) in circumstances where a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to PMI, has been publicly announced before the PMI Meeting, and not withdrawn and the PMI Shareholder Approval is subsequently not obtained, and within 12 months of the date of such termination:

(i)     the Person who made such Acquisition Proposal or an affiliate of such Person:

(A)     directly or indirectly acquires the assets of PMI that constitute more than 50% of the consolidated assets of PMI by book value or fair market value; or

(B)     directly or indirectly acquires more than 50% of the PMI Shares or voting rights attached to all voting securities of PMI; or

(ii)     PMI enters into a definitive agreement in respect of, or the PMI Board approves or recommends, a transaction contemplated by (a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter;

(b)     Section 9.1(g); or

(c)     Section 9.1(i);

PMI will pay to Asanko an amount equal to the Termination Fee in cash or immediately available funds and such Termination Fee shall be paid (i) in the case of termination under Section 9.4(a) within three (3) Business Days following the date of consummation of a transaction contemplated by that section, (ii) in the case of termination under Section 9.4(b) concurrent with or prior to entering into an agreement with respect to a Asanko Superior Proposal, or (iii) in the case of termination under Section 9.4(c) within three (3) Business Days following termination by Asanko.

9.5     If this Agreement is terminated pursuant to Section 9.1(e) in circumstances other than those set out in Section 9.4(a) or pursuant to Section 9.1(k), PMI will pay to Asanko an expense reimbursement equal to the Expense Reimbursement in cash or immediately available funds within three (3) Business Days of such termination.

9.6     Each of Asanko and PMI acknowledges and agrees that if the full Termination Fee is paid to Asanko by PMI pursuant to Section 9.4, or the full Expense Reimbursement is paid to Asanko by PMI pursuant to Section 9.5, as the case may be, the amount so paid and accepted is in lieu of any damages or any other payment or remedy which Asanko may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which Asanko will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. PMI irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, Asanko agrees that the payment of any amount pursuant to Section 9.4 or Section 9.5, as the case may be, is the sole monetary remedy available to it and that it will not have any alternative right or remedy against PMI for damages, whether for consequential damages or otherwise.

Termination Fees Payable by Asanko

9.7     If this Agreement is terminated pursuant to

(a)     Section 9.1(f) in circumstances where a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to Asanko, has been publicly announced before the Asanko Meeting and not withdrawn, and the Asanko Shareholder Approval is subsequently not obtained within 12 months of the date of such termination:

(i)     the Person who made such Acquisition Proposal or an affiliate of such Person:

(A)     directly or indirectly acquires the assets of Asanko that constitute more than 50% of the consolidated assets of Asanko by book value or fair market value; or

(B)     directly or indirectly acquires more than 50% of the Asanko Shares or voting rights attached to all voting securities of Asanko; or

(ii)     Asanko enters into a definitive agreement in respect of, or the Asanko Board approves or recommends, a transaction contemplated by (a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter;

(b)     Section 9.1(h); or

(c)     Section 9.1(j);

Asanko will pay to PMI an amount equal to the Termination Fee in cash or immediately available funds and such Termination Fee shall be paid (i) in the case of termination under Section 9.7(a) within three (3) Business Days following the date of consummation of a transaction contemplated by that section, (ii) in the case of termination under Section 9.7(b) concurrent with or prior to entering into an agreement with respect to a PMI Superior Proposal, or (iii) in the case of termination under Section 9.7(c) within three (3) Business Days following termination by PMI.

9.8     If this Agreement is terminated pursuant to Section 9.1(f) in circumstances other than those set out in Section 9.7(a) or pursuant to Section 9.1(l), Asanko will pay to PMI an expense reimbursement equal to the Expense Reimbursement within three (3) Business Days of such termination.

9.9     Each of PMI and Asanko acknowledges and agrees that if the full Termination Fee is paid to PMI by Asanko pursuant to Section 9.7, or the full Expense Reimbursement is paid to PMI by Asanko pursuant to Section 9.8, as the case may be, the amount so paid and accepted is in lieu of any damages or any other payment or remedy which PMI may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which PMI will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Asanko irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, PMI agrees that the payment of any amount pursuant to Section 9.7 or Section 9.8, as the case may be, is the sole monetary remedy available to it and that it will not have any alternative right or remedy against Asanko for damages, whether for consequential damages or otherwise.

ARTICLE 10
GENERAL

Notices

10.1     Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Person to any other Person will be in writing and may be given by delivering same or sending same by facsimile transmission or by email with read receipt requested or by delivery addressed to the Person to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid will, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it will be deemed to have been given and received on the next Business Day and if sent by email transmission with read receipt requested at the time of sending.

The address for service of each of the parties hereto will be as follows:

(a)     if to PMI:

PMI Gold Corporation
Suite 408, 837 West Hastings Street
Vancouver, British Columbia, Canada, V6C 3N6
Attention:  Peter Bradford, Chief Executive Officer
E-mail:       Peter.Bradford@pmigoldcorp.com
Facsimile: (604) 684-6242; and

with a courtesy copy (that will not be required for valid notice to PMI) to:

Stikeman Elliott LLP
Level 12, 50 Margaret St
Sydney, NSW, Australia 2066
Attention:  Quentin Markin
E-mail:       qmarkin@stikeman.com
Facsimile: +61 2 9232 6908; and

      if to Asanko:

Asanko Gold Inc.
Suite 700, 1199 West Hastings
Vancouver, British Columbia, Canada, V6E 3T5
Attention:  Peter Breese, Chief Executive Officer
E-mail:       Peter.Breese@Asanko.com
Facsimile: (604) 683-8194; and

with a courtesy copy (that will not be required for valid notice to Asanko) to:

McMillan LLP
Royal Centre, 1055 West Georgia Street
Suite 1500, Vancouver, British Columbia, Canada, V6E 4N7
Attention:  Bernhard Zinkhofer
E-mail:        Bernhard.Zinkhofer@mcmillan.ca
Facsimile: (604) 685-7084.

Time of Essence

10.2     Time will be of the essence in this Agreement.

No Third Party Beneficiaries

10.3     Except as provided in Section 4.3, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

Further Assurances

10.4     Each Person hereto will, from time to time, and at all times hereafter, at the request of any other Person hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

Governing Law

10.5     This Agreement will be governed by, and be construed in accordance with, the laws of the Province of British Columbia, Canada, and the federal laws of Canada applicable therein. Each Person hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

Execution in Counterparts

10.6     This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Person will constitute satisfactory evidence of execution of this Agreement by such Person.

Enurement and Assignment

10.7     This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Person hereto without the prior written consent of the other Person hereto.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF the Parties hereto have executed this Arrangement Agreement as of the date first above written.

ASANKO GOLD INC.

Per:  /s/ Peter Breese
        Name:  Peter Breese
        Title:   Chief Executive Officer

PMI GOLD CORPORATION

Per:  /s/ Peter Bradford
        Name:  Peter Bradford
       Title:    Chief Executive Officer

Schedule 1

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among PMI Gold Corporation ("PMI") and the holders from time to time of the issued and outstanding common shares without par value in the capital of PMI, pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended.

ARTICLE 1
Interpretation

1.1     In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

"Arrangement" means the arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order;

"Arrangement Agreement" means the agreement made as of December 17, 2013 between Asanko and PMI, including all schedules annexed thereto, together with the PMI Disclosure Letter and the Asanko Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the PMI Shareholders approving the Arrangement Agreement and the Plan of Arrangement which is to be considered at the PMI Meeting and will be substantially in the form of Schedule 5 to the Arrangement Agreement;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia and Perth, Australia;

"Closing Certificate" means a certificate in the form attached hereto as Schedule A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Asanko and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Asanko Shares in connection with the Arrangement;

"Dissent Procedures" has the meaning ascribed thereto in Section 5.1;

"Dissent Rights" means the rights of dissent exercisable by the PMI Shareholders in respect of the Arrangement described in Article 5 hereto;

"Dissenter" means a registered PMI Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the PMI Shares held by such PMI Shareholder;

"Dissenting Shares" has the meaning ascribed thereto in Section 5.2;

"Effective Date" means the effective date of the Arrangement, being the second Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 7 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by Asanko and PMI, and Asanko and PMI will execute the Closing Certificate confirming the Effective Date;

"Effective Time" means the time on the Effective Date specified as the "Effective Time" on the Closing Certificate;

"Exchange Ratio" means 0.21 of a Asanko Share for each PMI Share;

"Final Order" means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Asanko, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"In the Money Amount" means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

"Interim Order" means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to PMI and Asanko, each acting reasonably, providing for, among other things, the calling and holding of the PMI Meeting, as the same may be amended by the Court;

"PMI" means PMI Gold Corporation, a company existing under the laws of the Province of British Columbia, Canada;

"PMI Meeting" means the special meeting of PMI Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"PMI Option" means an option that is outstanding immediately before the Effective Date, to acquire PMI Shares pursuant to any stock option plan of PMI;

"PMI Shareholders" means the holders from time to time of PMI Shares and PMI Shareholder means any one of them;

"PMI Shares" means the common shares without par value in the authorized share capital of PMI and, where applicable, any corresponding CHESS depositary instruments representing PMI Shares;

"PMI Warrant" means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

"Plan of Arrangement" means this Plan of Arrangement and any amendments or variations thereto made in accordance with this Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of PMI and Asanko, each acting reasonably;

"Asanko" means Asanko Gold Inc., a company existing under the laws of the Province of British Columbia, Canada;

"Asanko Shares" means the common shares without par value in the authorized share capital of Asanko;

"Registrar" means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

"Replacement Option" has the meaning specified in Section 3.1(c) of this Plan of Arrangement;

"Replacement Warrant" has the meaning specified in Section 3.1(d) of this Plan of Arrangement;

"Subsidiary" has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus and Registration Exemptions;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

"Transmittal Letter" means the letter of transmittal to be sent by PMI to PMI Shareholders for use in connection with the Arrangement.

1.2     In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)     the division of this Plan of Arrangement into Articles and Sections and the further division thereof into subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or subsection refers to the specified Article, Section or subsection to this Plan of Arrangement;

(b)     the terms "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a Section is to the appropriate Section of this Plan of Arrangement;

(c)     words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)     if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)     the word "including" means "including, without limiting the generality of the foregoing";

(f)     a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g)     all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1     This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2     This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, or the Registrar, on Asanko, PMI, the PMI Shareholders, the holders of PMI Options, and the holders of PMI Warrants, from and after the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1     On the Effective Date, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the order and at the times set out below without any further authorization, act or formality:

(a)     each issued PMI Share outstanding immediately prior to the Effective Time held by a PMI Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality to PMI for cancellation, free and clear of any liens, claims and encumbrances, and:

(i)     such PMI Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such PMI Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 5.2(a);

(ii)     such PMI Shareholder's name will be removed as the registered holder of such Dissenting Shares from the registers of PMI Shares maintained by or on behalf of PMI; and

(iii)     PMI will be deemed to be the transferee of such Dissenting Shares, free and clear of any liens, claims and encumbrances, and such Dissenting Shares will be cancelled and returned to treasury;

(b)     immediately thereafter, each issued and outstanding PMI Share (other than any PMI Share in respect of which the PMI Shareholder has validly exercised his, her or its Dissent Right) will be transferred to, and acquired by Asanko, without any act or formality on the part of the holder of such PMI Share or Asanko, free and clear of all liens, claims and encumbrances, in exchange for such number of Asanko Shares equal to the Exchange Ratio, provided that the aggregate number of Asanko Shares payable to any PMI Shareholder, if calculated to include a fraction of a Asanko Share, will be rounded down to the nearest whole Asanko Share, with no consideration being paid for the fractional share, and the name of each such PMI Shareholder will be removed from the register of holders of PMI Shares and added to the register of holders of Asanko Shares, and Asanko will be recorded as the registered holder of such PMI Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(c)     each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for an option (each, a "Replacement Option") to purchase from Asanko the number of Asanko Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Asanko Share on any particular exercise of Replacement Options, then the number of Asanko Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Shares. Such Replacement Option shall provide for an exercise price per Asanko Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Option; divided by (y) the Exchange Ratio, provided that the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original PMI Option immediately before the exchange. Except as provided in this Section 3.1(c), the term, exercisability and all other terms and conditions of the PMI Option in effect immediately prior to the Effective Time shall govern the Replacement Option for which the PMI Option is so exchanged; and

(d)     each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a warrant (each, a "Replacement Warrant") to purchase from Asanko the number of Asanko Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Warrant immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Asanko Share on any particular exercise of Replacement Warrants, then the number of Asanko Shares otherwise issued shall be rounded down to the nearest whole number of Asanko Shares. Such Replacement Warrant shall provide for an exercise price per Asanko Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Warrant; divided by (y) the Exchange Ratio. Except as provided in this Section 3.1(d), the term, exercisability and all other terms and conditions of the PMI Warrant in effect immediately prior to the Effective Time shall govern the Replacement Warrant for which the PMI Warrant is so exchanged.

The transactions provided for in this Section 3.1 will be deemed to occur on the Effective Date and at the time specified notwithstanding that certain of the procedures related hereto are not completed until after the Effective Date.

3.2     Notwithstanding that the transactions or events set out in Section 3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of PMI and Asanko agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in Section 3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1     Asanko will deposit in with the Depositary the Asanko Shares to satisfy the consideration issuable and/or payable to the PMI Shareholders pursuant to this Plan of Arrangement (other than PMI Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

4.2     After the Effective Date, certificates formerly representing PMI Shares which are held by a PMI Shareholder will, except for PMI Shares held by Dissenters, represent only the right to receive the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

4.3     No dividends or other distributions declared or made after the Effective Date with respect to the Asanko Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for PMI Shares which, immediately prior to the Effective Date, represented outstanding PMI Shares and will not be payable or paid until the surrender of certificates for PMI Shares for exchange for the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

4.4     As soon as reasonably practicable after the Effective Date (subject to Section 6.2), the Depositary will forward to each PMI Shareholder that submitted a duly completed Transmittal Letter to the Depositary, together with the certificate (if any) representing the PMI Shares held by such PMI Shareholder, the certificates representing the Asanko Shares issued to such PMI Shareholder pursuant to Section 3.1(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter.

4.5     PMI Shareholders that did not submit an effective Transmittal Letter prior to the Effective Date may take delivery of the consideration issuable or payable to them by delivering the certificates representing PMI Shares or PMI Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter. Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require. Certificates representing the Asanko Shares issued to such PMI Shareholder pursuant to Section 3.1 will be registered in such name or names and delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

4.6     Any certificate which immediately prior to the Effective Date represented outstanding PMI Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in PMI, Asanko or the Depositary.

4.7     In the event any certificate, which immediately before the Effective Time represented one or more outstanding PMI Shares that was exchanged pursuant to Section 3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the PMI Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 3.1 deliverable in accordance with such Person's Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Asanko and its transfer agent in such sum as Asanko may direct or otherwise indemnify Asanko in a manner satisfactory to it, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
RIGHTS OF DISSENT

5.1     Notwithstanding Section 3.1, holders of PMI Shares may exercise rights of dissent (the "Dissent Rights") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (collectively, the "Dissent Procedures").

5.2     PMI Shareholders who duly exercise Dissent Rights with respect to their PMI Shares ("Dissenting Shares") and who:

(a)     are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to PMI for cancellation immediately before the Effective Date and shall be paid an amount equal to such fair value by PMI (with funds of PMI which are not directly or indirectly provided by Asanko or any of its affiliates); or

(b)     for any reason are ultimately not entitled to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting PMI Shareholder and will receive Asanko Shares on the same basis as every other non-dissenting PMI Shareholder;

but in no case will PMI be required to recognize such persons as holding PMI Shares on or after the Effective Date.

5.3     If a PMI Shareholder exercises the Dissent Right, Asanko will on the Effective Date set aside a number of Asanko Shares which is attributable under the Arrangement to the PMI Shares for which Dissent Rights have been exercised. If the dissenting PMI Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting PMI Shareholders and Asanko will distribute to such PMI Shareholder the Asanko Shares that the PMI Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a PMI Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, PMI will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 6
EFFECT OF THE ARRANGEMENT

6.1     As at and from the Effective Time:

(a)     PMI will be a wholly-owned Subsidiary of Asanko;

(b)     the rights of creditors against the property and interests of PMI will be unimpaired by the Arrangement; and

(c)     PMI Shareholders, other than Dissenters, will hold Asanko Shares in replacement for their PMI Shares, as provided by the Plan of Arrangement.

6.2     Asanko, PMI and the Depositary will be entitled to deduct and withhold from any consideration payable to any holder of PMI Shares and to any Dissenter, such amounts as Asanko, PMI or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Each of PMI, Asanko and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Asanko Shares payable as consideration as is necessary to provide sufficient funds to Asanko, PMI or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and Asanko, PMI or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7
AMENDMENTS

7.1     Asanko and PMI reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is approved by each of Asanko and PMI and is filed with the Court. Subject to Section 7.3, if such amendment, modification or supplement is made following the PMI Meeting, it will be approved by the Court and, if required by the Court, communicated to the PMI Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.2     Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Asanko or PMI (provided that the other will have consented thereto) at any time prior to the PMI Meeting with or without any other prior notice or communication to PMI Shareholders, and if so proposed and accepted by PMI Shareholders voting at the PMI Meeting, will become part of this Plan of Arrangement for all purposes.

7.3     Any amendment, modification or supplement to this Plan of Arrangement may be made by Asanko and PMI without approval of the PMI Shareholders provided that it concerns a matter which, in the reasonable opinion of Asanko and PMI is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the PMI Shareholders.

ARTICLE 8
FURTHER ASSURANCES

8.1     Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

Schedule A- Closing Certificate

Re:  Arrangement Agreement dated December 17, 2013 between Asanko Gold Inc. and PMI Ventures Corporation (the "Arrangement Agreement")

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is completed as of __________(am/pm Pacific standard time) (the "Effective Time") on _____________, 2014 (the "Effective Date").

ASANKO GOLD INC.

Name:
Title:

PMI GOLD CORPORATION

Name:
Title:

Schedule 2

REPRESENTATIONS AND WARRANTIES OF ASANKO

Each of the representations and warranties of Asanko set forth in this Schedule 2 is qualified and made subject to the disclosures made in the Asanko Disclosure Documents and the Asanko Disclosure Letter. Any specific reference to the Asanko Disclosure Documents or the Asanko Disclosure Letter herein is solely for convenience of reference. Asanko hereby represents and warrants to PMI (and acknowledges that PMI is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:

(a)     Organization: Asanko and each of the Asanko Subsidiaries is a corporation duly incorporated or amalgamated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Asanko and each of its subsidiaries (i) has all licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity necessary to conduct its business substantially as now conducted, and (ii) is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)     Capitalization: The authorized share capital of Asanko consists of unlimited number of Asanko Shares and an unlimited number of preferred shares. The number of issued and outstanding Asanko Shares, Asanko Options and Asanko Warrants as at the date hereof is set forth in the Asanko Disclosure Letter. There are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Asanko of any securities of Asanko (including Asanko Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Asanko (including Asanko Shares). All outstanding Asanko Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Asanko Shares issuable upon the exercise of rights under the Asanko Options and Asanko Warrants have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Asanko (including the Asanko Shares, the Asanko Options and the Asanko Warrants) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of Asanko outstanding which have the right to vote generally with the Asanko Shareholders on any matter. There are no outstanding contractual or other obligations of Asanko or any of the Asanko Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposing of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Asanko having the right to vote with the holders of the outstanding Asanko Shares on any matters.

(c)     Authority: Asanko has the requisite corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Asanko as contemplated by this Agreement and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Asanko and the performance by Asanko and of its obligations under this Agreement have been duly authorized by the Asanko Board and no other corporate proceedings on the part of Asanko or any of the Asanko Subsidiaries is necessary to authorize the execution and delivery of this Agreement or the performance by Asanko and its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, except for the authorization of Asanko Shareholders of the Transaction Resolutions. This Agreement has been duly executed and delivered by Asanko and constitutes a legal, valid and binding obligation of Asanko, enforceable against Asanko in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)     No Consent: No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Asanko or any of the Asanko Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Asanko of the transactions contemplated hereby other than:

(i)     the Asanko Shareholder Approval;

(ii)     in connection with or in compliance with Securities Laws and applicable Stock Exchange rules;

(iii)     obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order and Final Order and the filing of any documents as may be required to be filed with the Registrar;

(iv)     any other consents, waivers, permits, orders or approvals referred to in this Agreement; and

(v)     any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Asanko.

(e)     Asanko Subsidiaries: The only Subsidiaries of Asanko are the Asanko Subsidiaries and Asanko does not own a direct or indirect voting or equity interest in any Person that is not one of the Asanko Subsidiaries and has no agreement or other commitment to acquire such interest. The authorized and issued securities of each Asanko Subsidiary is set out in the Asanko Disclosure Letter. All of the outstanding shares of the Asanko Subsidiaries are validly issued, fully paid and non-assessable and free of pre-emptive rights to the extent such concepts exists under applicable Laws. Except as set out in the Asanko Disclosure Letter, all of the outstanding shares of the Asanko Subsidiaries are owned, directly or indirectly, by Asanko. Except pursuant to restrictions on transfer contained in the Articles or by-laws (or their equivalent) of the applicable Subsidiary of Asanko, the outstanding shares of the Asanko Subsidiaries are owned free and clear of all Encumbrances, and Asanko is not liable to any creditor in respect thereof.

(f)     No Violation: None of the authorization, execution and delivery of this Agreement by Asanko, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by Asanko with any of the provisions hereof or thereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Asanko, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Asanko, under any of the terms, conditions or provisions of (A) its articles or other comparable organizational documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, license, permit, or other Contract; or (2) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Asanko or any of its properties or assets; or (3) cause the suspension or revocation of any Permit currently in effect in respect of Asanko (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Asanko). The authorization of this Agreement, the execution and delivery by Asanko of this Agreement, the performance by Asanko of its obligations under this Agreement, and the consummation by Asanko of the Arrangement, will not (x) give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any Encumbrance, charge or Lien upon any of Asanko's assets; (y) result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, "golden parachute", bonus, termination payments or otherwise, becoming due to any director or officer of Asanko or any of the Asanko Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Asanko or any of the Asanko Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits (other than in respect of those employment agreements or other agreements described in the Asanko Disclosure Letter); or (z) result in the imposition of any Liens upon any assets of Asanko.

(g)     Company Authorizations: Asanko and the Asanko Subsidiaries have obtained all Authorizations necessary for the ownership or use of the material assets, as currently used, of Asanko or the Asanko Subsidiaries or otherwise in connection with the material business or operations of Asanko or the Asanko Subsidiaries and such Authorizations are in full force and effect. Asanko and the Asanko Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Asanko. There is no action, investigation or proceeding pending or, to the knowledge of Asanko, threatened regarding any of the Authorizations. None of Asanko and the Asanko Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Asanko and all such Authorizations continue to be effective in order for Asanko and the Asanko Subsidiaries to continue to conduct their businesses as they are currently being conducted. No Person other than Asanko or any of the Asanko Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)     Financial Statements and Information: The Asanko Financial Statements were prepared in accordance with Applicable Accounting Principles, consistently applied, and fairly represent, in all material respects, the consolidated financial condition of Asanko at the respective dates indicated and the results of operations of Asanko (on a consolidated basis) for the periods covered.

(i)     Audit Complaints: Since the Asanko Year End, neither Asanko nor any of the Asanko Subsidiaries nor, to Asanko's knowledge, any director, officer, employee, auditor, accountant or representative of Asanko or any of the Asanko Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Asanko or any of the Asanko Subsidiaries or their internal accounting controls, including any complaint, allegation, assertion, or claim that Asanko or any of the Asanko Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Asanko Board.

(j)     Employment Agreements:

(i)     Asanko and the Asanko Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to employees;

(ii)     there is no material proceeding, action, suit or claim pending or threatened involving any employee of Asanko and the Asanko Subsidiaries;

(iii)     except as set out in the Asanko Disclosure Letter, none of Asanko and the Asanko Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Asanko or any of the Asanko Subsidiaries that would be triggered by Asanko's entering into this Agreement or the completion of the Arrangement; and

(iv)     none of Asanko and the Asanko Subsidiaries: (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of Asanko, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, or to the knowledge of Asanko, pending or threatened strike, lockout, slowdown or work stoppage.

(k)     Reporting Status and Securities Laws Matters: Asanko is a "reporting issuer" and is in compliance in all material respects with applicable Canadian Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Asanko Shares are registered as a class under section 12(b) of the U.S. Exchange Act, and Asanko has filed or furnished all reports or other information required to be filed or furnished under section 13(a) of the U.S. Exchange Act. The reports and other information that Asanko has filed or furnished pursuant to the U.S. Exchange Act do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and comply with all of the requirements of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of Asanko and, to the knowledge of Asanko, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of Asanko, expected to be implemented or undertaken. The Asanko Shares are listed and posted for trading on the TSX and NYSE MKT. Asanko is in compliance in all material respects with all requirements of the TSX and NYSE MKT. Asanko is in compliance with all requirements that apply to it of the Sarbanes-Oxley Act of 2002.

(l)     Australian Corporate Law: Subject to obtaining the relevant relief, the making of the offer to issue Asanko Shares to PMI Shareholders does not breach any provision or regulation under any Australian Securities Laws including, without limitation, Chapter 6 of the Australian Corporations Act.

(m)     Public Record: Asanko has filed all required reports, statements, forms and other documents required to be filed by it in accordance with Securities Laws and, as of their respective dates, the documents and materials comprising the Asanko Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all material respects with all Securities Laws. Asanko has not filed any confidential material change or other similar report or document with any Securities Regulator or Stock Exchange which at the date hereof remains confidential.

(n)     Books and Records: The financial books, records and accounts of Asanko in all material respects: (i) have been maintained in accordance with Applicable Accounting Principles, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Asanko, and (iii) accurately and fairly reflect the basis for the Asanko Financial Statements. The corporate records and minute books for Asanko have been maintained in accordance with all applicable Laws and contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Asanko held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(o)     No Undisclosed Liabilities: Asanko has no material outstanding indebtedness or liabilities and is not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than as disclosed in the Asanko Financial Statements, the Asanko Disclosure Documents or the Asanko Disclosure Letter.

(p)     Absence of Changes: Since the Asanko Year End, and except as disclosed in the Asanko Disclosure Documents and /or the Asanko Disclosure Letter:

(i)     there has been no change (actual, contemplated or threatened) in the condition (financial or otherwise), earnings, position, value, operation, properties, or business results of operations of Asanko or any of the Asanko Subsidiaries that has or is reasonably likely to have a Material Adverse Effect on Asanko;

(ii)     there has been no dividend or distribution of any kind declared, paid or made by Asanko on any Asanko Shares;

(iii)     Asanko and each of the Asanko Subsidiaries have conducted their respective businesses only in the ordinary and regular course of business consistent with past practice;

(iv)     there has not been any acquisition or sale by Asanko or any of the Asanko Subsidiaries of any material property or assets thereof;

(v)     other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Asanko or any of the Asanko Subsidiaries of: (A) any payment, liability or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on Asanko; (B) any debt for borrowed money; (C) any creation or assumption by Asanko or any of the Asanko Subsidiaries of any Encumbrance; (D) any making by Asanko or any of the Asanko Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that does not exceed $50,000 outstanding at any time, and (2) loans made to Asanko Subsidiaries in the normal course); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by Asanko or any of the Asanko Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which has had or is reasonably likely to have a Material Adverse Effect on Asanko;

(vi)     Asanko has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Asanko Shares;

(vii)     other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Asanko or any of the Asanko Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)     Asanko has not effected any material change in its accounting methods, principles or practices since the Asanko Year End; and

(ix)     Asanko has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(q)     Material Contracts: In all material respects, the Material Contracts are in full force and effect and Asanko and/or Asanko Subsidiaries, as and to the extent applicable, are entitled to all rights and benefits thereunder in accordance with the terms thereof. Asanko has made available to PMI true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Asanko or a Asanko Subsidiary, as applicable, enforceable, in all material respects, in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Except as set out in the Asanko Disclosure Letter, Asanko and the Asanko Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Asanko or any of the Asanko Subsidiaries or, to the knowledge of Asanko, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Asanko nor any of the Asanko Subsidiaries have received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Asanko, no such action has been threatened. Neither Asanko nor any of the Asanko Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Asanko or any of the Asanko Subsidiaries.

(r)     Compliance with Law: To the best of the knowledge of Asanko, Asanko and each of the Asanko Subsidiaries have complied with and are in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Asanko or any of the Asanko Subsidiaries.

(s)     Litigation, etc: Except as disclosed in the Asanko Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Asanko, threatened or affecting Asanko or any of the Asanko Subsidiaries or affecting any of its respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws which, if adversely determined, would be reasonably likely to have a Material Adverse Effect on Asanko. Neither Asanko, any of the Asanko Subsidiaries, nor their assets or properties are subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve or restricts or may restrict the right or ability of Asanko or any of the Asanko Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially impair the consummation of the transactions contemplated by this Agreement.

(t)     Absence of Cease Trade Orders: No order ceasing or suspending trading in the Asanko Shares (or any of them) or any other securities of Asanko is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Asanko, are pending, contemplated or threatened.

(u)     Interest in Asanko Mineral Rights: All of Asanko's mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, and where material, the "Asanko Mineral Rights") are set out in the Asanko Disclosure Letter. Except as disclosed in the Asanko Disclosure Documents and the Asanko Disclosure Letter:

(i)     neither Asanko nor any of the Asanko Subsidiaries own or has any interest in any material real property or any material mineral interests and rights;

(ii)     Asanko is the sole legal and beneficial owner of all right, title and interest in and to the Asanko Mineral Rights, free and clear of any Encumbrance, other than those set forth in the Asanko Disclosure Letter, the Asanko Disclosure Documents or which would not otherwise have a Material Adverse Effect on Asanko;

(iii)     all of the Asanko Mineral Rights are comprised of valid and subsisting mineral rights;

(iv)     the Asanko Mineral Rights are in good standing under applicable Laws and, to the knowledge of Asanko, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)     there are no material adverse claims against or challenges to the title or ownership of the Asanko Mineral Rights which would reasonably be expected to have a Material Adverse Effect on Asanko;

(vi)     Asanko has the exclusive right to deal with the its interest in the Asanko Mineral Rights;

(vii)     no Person, other than Asanko and the Asanko Subsidiaries, has any interest in the Asanko Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)     there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect Asanko's interest in the Asanko Mineral Rights;

(ix)     there are no material restrictions on the ability of Asanko to use, transfer or exploit the Asanko Mineral Rights, except pursuant to applicable Laws;

(x)     Asanko has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Asanko in the Asanko Mineral Rights;

(xi)     Asanko has all necessary surface rights, access rights and other necessary rights and interests to exploit the development potential of the Asanko Mineral Rights, with only such exceptions as do not materially interfere with the use made by Asanko of the Asanko Mineral Rights; and

(xii)    No mines have been or are located in or on the lands of Asanko.

(v)     Mineral Resources: The indicated, measured and inferred mineral resources disclosed in the Asanko Disclosure Documents have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and, in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. The information provided by Asanko to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was, in all material respects, complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources of Asanko from the amounts disclosed in the Asanko Disclosure Documents. All information regarding the Asanko Mineral Rights, including drill results, technical reports and studies, that are required to be disclosed by applicable Laws, have been disclosed in the Asanko Disclosure Documents.

(w)     Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Asanko:

(i)     all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Asanko, or any of the Asanko Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (С) provided for prior for the date hereof; and

(ii)     all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Asanko or any of the Asanko Subsidiaries or any of its material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(x)     Off Balance Sheet Transactions. None of Asanko or any of the Asanko Subsidiaries is a party to or bound by any operating leases or any "off-balance-sheet" transactions or arrangements.

(y)     Title and Rights re: Other Assets. Asanko and the Asanko Subsidiaries, as applicable, have good and valid title to all material properties and assets other than the Asanko Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the Asanko Year End (or acquired after that date) or valid leasehold or license interests in all material properties and assets not reflected in such financial statements but used by Asanko or any of the Asanko Subsidiaries, free and clear of all material Encumbrances, other than the Asanko Permitted Encumbrances, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Asanko's or any of the Asanko Subsidiaries' interest in any of the foregoing-described material properties and assets.

(z)     Environmental: To the knowledge of Asanko, except as is set out in the Asanko Disclosure Letter, each of Asanko and the Asanko Subsidiaries and their respective businesses, operations and properties:

(i)     is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Approvals;

(ii)     has not received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)     (i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Law, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Environmental Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Environmental Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Law or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Laws and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Law;

(iv)     is not involved in operations and does not know of any facts, circumstances or conditions, including any Environmental Release of Hazardous Substances, that would reasonably be expected to result in any material environmental liabilities;

(v)     Asanko and the Asanko Subsidiaries hold all Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses, as currently operated, and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither Asanko nor any of the Asanko Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vi)     there are no changes in the status, terms or conditions of any Environmental Approvals held by Asanko or any of the Asanko Subsidiaries, or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Asanko or any of the Asanko Subsidiaries following the Effective Date;

(vii)     Asanko and the Asanko Subsidiaries have made available to PMI all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters; and

(viii)     to the knowledge of Asanko, none of Asanko and the Asanko Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(aa)     Insurance: As of the date hereof, Asanko has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Asanko nor any of the Asanko Subsidiaries has failed to make a claim thereunder on a timely basis. Each of such policies and other forms of insurance is in full force and effect on the date hereof. No written, or to the knowledge of Asanko other, notice of cancellation or termination has been received by Asanko or any Asanko Subsidiaries with respect to any such policy.

(bb)     Tax Matters: Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Asanko:

(i)     each of Asanko and the Asanko Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)     each of Asanko and the Asanko Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added and federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)     the charges, accruals and reserves for Taxes reflected on the Asanko Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Asanko, adequate under Applicable Accounting Principles to cover Taxes with respect to Asanko and the Asanko Subsidiaries accruing for the periods covered thereby;

(iv)     there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Asanko, threatened against Asanko or the Asanko Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns;

(v)     no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Asanko or any of the Asanko Subsidiaries;

(vi)     none of Asanko and the Asanko Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)     there are no proceedings, investigations, audits or claims now pending or threatened against Asanko or any of the Asanko Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(viii)     neither Asanko nor any of the Asanko Subsidiaries has acquired property from a non-arm's length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(ix)     for the purposes of the Tax Act and any other relevant Tax purposes:

(A)     Asanko is resident in Canada; and

(B)     each of the Asanko Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(x)     there are no Encumbrances for Taxes upon any properties or assets of Asanko or any of the Asanko Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Asanko Financial Statements);

(xi)     Neither Asanko nor any of its Subsidiaries is an "expatriated entity" within the meaning of Section 7874 of the U.S. Tax Code;

(xii)     Neither Asanko nor any of its Subsidiaries has received any notice or inquiry from any Governmental Entity outside of the country in which it or its Subsidiaries, respectively, is organized, to the effect that it or any of its Subsidiaries is subject to net basis taxation or is tax resident or tax domiciled in any country other than the country in which it or any of its Subsidiaries, respectively, is organized;

(xiii)     Asanko does not own, and will not own on the Effective Date, any "United States real property interest" as defined under section 897(c)(1)(A) of the U.S. Tax Code and regulations promulgated thereunder;

(xiv)     There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to Asanko. Asanko has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Asanko for any period ending after the Effective Time; and

(xv)     For all transactions between Asanko, on the one hand, and any non-resident Person with whom Asanko was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Time, Asanko has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(cc)     Non-Arm's Length Transactions: Except for employment or employment compensation agreements entered into in the ordinary course of business and as disclosed in the Asanko Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Asanko or any of the Asanko Subsidiaries) between Asanko or any of the Asanko Subsidiaries on the one hand, and any: (i) officer or director of Asanko or any of the Asanko Subsidiaries; (ii) any holder of record or, to the knowledge of Asanko, beneficial owner of five percent or more of the voting securities of Asanko; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(dd)     No Option on Assets: No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Asanko or the Asanko Subsidiaries of the material assets of Asanko.

(ee)     Winding Up: No order has been made, petition presented or meeting convened for the purpose of winding up of Asanko or any of the Asanko Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Asanko or any of the Asanko Subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(ff)     Brokers: No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Asanko, other than the Asanko Financial Advisor, the fees and expenses of which are as set forth in the Asanko Disclosure Letter.

(gg)     No Expropriation: No property or asset of Asanko or any of the Asanko Subsidiaries (including any Asanko Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Asanko, is there any intent or proposal to give any such notice or to commence any such proceeding.

(hh)     Issuance of Asanko Shares: The Asanko Shares to be issued pursuant to the Arrangement will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Asanko, freely tradeable and listed and posted for trading on the TSX and NYSE MKT.

(ii)     Corrupt Practices: Neither Asanko, Asanko Subsidiaries, nor, to the knowledge of Asanko, any of their respective officers, directors or employees acting on behalf of Asanko or a Asanko Subsidiary has taken, committed to take or been alleged to have taken any action which would cause Asanko or a Asanko Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction, and to the knowledge of Asanko no such action has been taken by any of its Affiliates, agents, representatives or other Persons acting on behalf of Asanko or any Asanko Subsidiary.

(jj)     Confidentiality Agreements: Asanko has not negotiated any Acquisition Proposal with any Person who has not entered into a confidentiality agreement and has not waived any "standstill" provisions in any such agreement, and no such agreement contains any provision currently in effect which would require Asanko to pay any break fee or similar payment to any Person, other than PMI pursuant to this Agreement.

(kk)     Competition Act: As calculated in accordance with Part IX of the Competition Act and the regulations thereto, Asanko and its affiliates (as that term is defined in the Competition Act) have: a) assets in Canada with a book value of less than $250 million; and b) gross revenues from sales in, from or into Canada of less than $250 million.

(ll)     U.S. Securities Law Matters: Asanko: (i) is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act; and ; (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(mm)     Verbal Fairness Opinion: The Asanko Board has received a verbal fairness opinion of the Asanko Financial Advisor that, as at December 16, 2013 and subject to assumptions, limitations, qualifications and other matters stated in the such verbal opinion, the Exchange Ratio to be paid by Asanko to PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Asanko Shareholders.

(nn)     Vote Required: The only votes of the holders of any class or series of the Asanko Shares, Asanko Options, Asanko Warrants or other securities of Asanko necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the Asanko Shareholder Approval.

(oo)     Ownership of or Control over PMI Securities: Except as is set out in the Asanko Disclosure Letter, neither Asanko nor any Person acting jointly or in concert with Asanko legally or beneficially owns or exercises control or direction over any securities of PMI.

Schedule 3

REPRESENTATIONS AND WARRANTIES OF PMI

Each of the representations and warranties of PMI set forth in this Schedule 3 is qualified and made subject to the disclosures made in the PMI Disclosure Documents and the PMI Disclosure Letter. Any specific reference to the PMI Disclosure Documents or the PMI Disclosure Letter herein is solely for convenience of reference. PMI hereby represents and warrants to Asanko (and acknowledges that Asanko is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:

(a)     Organization: PMI and each of the PMI Subsidiaries is a corporation duly incorporated or amalgamated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. PMI and each of its subsidiaries (i) except as disclosed in the PMI Disclosure Letter, has all licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity necessary to conduct its business substantially as now conducted, and (ii) is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)     Capitalization: The authorized share capital of PMI consists of unlimited number of PMI Shares. The number of issued and outstanding PMI Shares, PMI Options, PMI Warrants and PMI Performance Rights as at the date hereof is set forth in the PMI Disclosure Letter. There are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by PMI of any securities of PMI (including PMI Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of PMI (including PMI Shares). All outstanding PMI Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all PMI Shares issuable upon the exercise of rights under the PMI Options, PMI Warrants and any PMI Performance Rights have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of PMI (including the PMI Shares, the PMI Options and the PMI Warrants) have been issued in compliance with all applicable Laws and Securities Laws. There are no securities of PMI outstanding which have the right to vote generally with the PMI Shareholders on any matter. There are no outstanding contractual or other obligations of PMI or any of the PMI Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposing of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of PMI having the right to vote with the holders of the outstanding PMI Shares on any matters.

(c)     Authority: PMI has the requisite corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by PMI as contemplated by this Agreement and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by PMI and the performance by PMI and of its obligations under this Agreement have been duly authorized by the PMI Board and no other corporate proceedings on the part of PMI or any of the PMI Subsidiaries is necessary to authorize the execution and delivery of this Agreement or the performance by PMI and its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, except for the authorization of PMI Shareholders of the Arrangement Resolution. This Agreement has been duly executed and delivered by PMI and constitutes a legal, valid and binding obligation of PMI, enforceable against PMI in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)     No Consent: No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by PMI or any of the PMI Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by PMI of the transactions contemplated hereby other than:

(i)     the PMI Shareholder Approval;

(ii)     in connection with or in compliance with Securities Laws and applicable Stock Exchange rules;

(iii)     obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order and Final Order and the filing of any documents as may be required to be filed with the Registrar;

(iv)     any other consents, waivers, permits, orders or approvals referred to in this Agreement; and

(v)     any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on PMI.

(e)     PMI Subsidiaries: The only Subsidiaries of PMI are the PMI Subsidiaries and PMI does not own a direct or indirect voting or equity interest in any Person that is not one of the PMI Subsidiaries and has no agreement or other commitment to acquire such interest. The authorized and issued securities of each PMI Subsidiary is set out in the PMI Disclosure Letter. All of the outstanding shares of the PMI Subsidiaries are validly issued, fully paid and non-assessable and free of pre-emptive rights to the extent such concepts exists under applicable Laws. Except as set out in the PMI Disclosure Letter, all of the outstanding shares of the PMI Subsidiaries are owned, directly or indirectly, by PMI. Except pursuant to restrictions on transfer contained in the Articles or by-laws (or their equivalent) of the applicable Subsidiary of PMI, the outstanding shares of the PMI Subsidiaries are owned free and clear of all Encumbrances, and PMI is not liable to any creditor in respect thereof.

(f)     No Violation: None of the authorization, execution and delivery of this Agreement by PMI, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by PMI with any of the provisions hereof or thereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of PMI, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on PMI, under any of the terms, conditions or provisions of (A) its articles or other comparable organizational documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, license, permit, or other Contract; or (2) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to PMI or any of its properties or assets; or (3) cause the suspension or revocation of any Permit currently in effect in respect of PMI (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on PMI). The authorization of this Agreement, the execution and delivery by PMI of this Agreement, the performance by PMI of its obligations under this Agreement, and the consummation by PMI of the Arrangement, will not (x) give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any Encumbrance, charge or Lien upon any of PMI's assets; (y) result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, "golden parachute", bonus, termination payments or otherwise, becoming due to any director or officer of PMI or any of the PMI Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of PMI or any of the PMI Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits (other than in respect of those employment agreements or other agreements described in the PMI Disclosure Letter); or (z) result in the imposition of any Liens upon any assets of PMI.

(g)     Company Authorizations: PMI and the PMI Subsidiaries have obtained all Authorizations necessary for the ownership or use of the material assets, as currently used, of PMI or the PMI Subsidiaries or otherwise in connection with the material business or operations of PMI or the PMI Subsidiaries and such Authorizations are in full force and effect. PMI and the PMI Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on PMI. There is no action, investigation or proceeding pending or, to the knowledge of PMI, threatened regarding any of the Authorizations. None of PMI and the PMI Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on PMI and all such Authorizations continue to be effective in order for PMI and the PMI Subsidiaries to continue to conduct their businesses as they are currently being conducted. No Person other than PMI or any of the PMI Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)     Financial Statements and Information: The PMI Financial Statements were prepared in accordance with Applicable Accounting Principles, consistently applied, and fairly represent, in all material respects, the consolidated financial condition of PMI at the respective dates indicated and the results of operations of PMI (on a consolidated basis) for the periods covered.

(i)     Audit Complaints: Since the PMI Year End, neither PMI nor any of the PMI Subsidiaries nor, to PMI's knowledge, any director, officer, employee, auditor, accountant or representative of PMI or any of the PMI Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PMI or any of the PMI Subsidiaries or their internal accounting controls, including any complaint, allegation, assertion, or claim that PMI or any of the PMI Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the PMI Board.

(j)     Employment Agreements:

(i)     PMI and the PMI Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to employees;

(ii)     there is no material proceeding, action, suit or claim pending or threatened involving any employee of PMI and the PMI Subsidiaries;

(iii)     except as set out in the PMI Disclosure Letter, none of PMI and the PMI Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of PMI or any of the PMI Subsidiaries that would be triggered by PMI's entering into this Agreement or the completion of the Arrangement; and

(iv)     none of PMI and the PMI Subsidiaries: (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of PMI, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, or to the knowledge of PMI, pending or threatened strike, lockout, slowdown or work stoppage.

(k)     Reporting Status and Securities Laws Matters: PMI is a "reporting issuer" and is in compliance in all material respects with applicable Canadian Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. No delisting, suspension of trading in or cease trading order with respect to any securities of PMI and, to the knowledge of PMI, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of PMI, expected to be implemented or undertaken. The PMI Shares are listed and posted for trading on the ASX, TSX and the FSE. PMI is in compliance in all material respects with all requirements of the ASX, TSX and FSE. PMI does not have a class of securities registered or required to be registered under the U.S. Exchange Act and does not have a reporting obligation under section 13(a) or 15(d) of the U.S. Exchange Act.

(l)     Public Record: PMI has filed all required reports, statements, forms and other documents required to be filed by it in accordance with Securities Laws and, as of their respective dates, the documents and materials comprising the PMI Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all material respects with all Securities Laws. PMI has not filed any confidential material change or other similar report or document with any Securities Regulator or Stock Exchange which at the date hereof remains confidential.

(m)     Books and Records: The financial books, records and accounts of PMI in all material respects: (i) have been maintained in accordance with Applicable Accounting Principles, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of PMI, and (iii) accurately and fairly reflect the basis for the PMI Financial Statements. The corporate records and minute books for PMI have been maintained in accordance with all applicable Laws and contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of PMI held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(n)     No Undisclosed Liabilities: PMI has no material outstanding indebtedness or liabilities and is not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than as disclosed in the PMI Financial Statements, the PMI Disclosure Documents or the PMI Disclosure Letter.

(o)     Absence of Changes: Since the PMI Year End, and except as disclosed in the PMI Disclosure Documents:

(i)     there has been no change (actual, contemplated or threatened) in the condition (financial or otherwise), earnings, position, value, operation, properties, or business results of operations of PMI or any of the PMI Subsidiaries that has or is reasonably likely to have a Material Adverse Effect on PMI;

(ii)     there has been no dividend or distribution of any kind declared, paid or made by PMI on any PMI Shares;

(iii)     PMI and each of the PMI Subsidiaries have conducted their respective businesses only in the ordinary and regular course of business consistent with past practice;

(iv)     there has not been any acquisition or sale by PMI or any of the PMI Subsidiaries of any material property or assets thereof;

(v)     other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by PMI or any of the PMI Subsidiaries of: (A) any payment, liability or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on PMI; (B) any debt for borrowed money; (C) any creation or assumption by PMI or any of the PMI Subsidiaries of any Encumbrance; (D) any making by PMI or any of the PMI Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that does not exceed $50,000 outstanding at any time, and (2) loans made to PMI Subsidiaries in the normal course); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by PMI or any of the PMI Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which has had or is reasonably likely to have a Material Adverse Effect on PMI;

(vi)     PMI has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding PMI Shares;

(vii)     other than in the ordinary and regular course of business consistent with past practice, or as disclosed in the PMI Disclosure Letter, there has not been any material increase in or modification of the compensation payable to or to become payable by PMI or any of the PMI Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)     PMI has not effected any material change in its accounting methods, principles or practices since the PMI Year End; and

(ix)     PMI has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(p)     Material Contracts: In all material respects, the Material Contracts are in full force and effect and PMI and/or PMI Subsidiaries, as and to the extent applicable, are entitled to all rights and benefits thereunder in accordance with the terms thereof. PMI has made available to Asanko true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of PMI or a PMI Subsidiary, as applicable, enforceable, in all material respects, in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. PMI and the PMI Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of PMI or any of the PMI Subsidiaries or, to the knowledge of PMI, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither PMI nor any of the PMI Subsidiaries have received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of PMI, no such action has been threatened. Neither PMI nor any of the PMI Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of PMI or any of the PMI Subsidiaries.

(q)     Compliance with Law: To the best of the knowledge of PMI, PMI and each of the PMI Subsidiaries have complied with and are in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on PMI or any of the PMI Subsidiaries.

(r)     Litigation, etc: Except as disclosed in the PMI Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of PMI, threatened or affecting PMI or any of the PMI Subsidiaries or affecting any of its respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws which, if adversely determined, would be reasonably likely to have a Material Adverse Effect on PMI. Neither PMI, any of the PMI Subsidiaries, nor their assets or properties are subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve or restricts or may restrict the right or ability of PMI or any of the PMI Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially impair the consummation of the transactions contemplated by this Agreement.

(s)     Absence of Cease Trade Orders: No order ceasing or suspending trading in the PMI Shares (or any of them) or any other securities of PMI is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of PMI, are pending, contemplated or threatened.

(t)     Interest in PMI Mineral Rights: All of PMI's mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, and where material, the "PMI Mineral Rights") are set out in the PMI Disclosure Letter. Except as disclosed in the PMI Disclosure Documents and the PMI Disclosure Letter:

(i)     neither PMI nor any of the PMI Subsidiaries own or has any interest in any material real property or any material mineral interests and rights;

(ii)     PMI is the sole legal and beneficial owner of all right, title and interest in and to the PMI Mineral Rights, free and clear of any Encumbrance, other than those set forth in the PMI Disclosure Letter, the PMI Disclosure Documents or which would not otherwise have a Material Adverse Effect on PMI;

(iii)     all of the PMI Mineral Rights are comprised of valid and subsisting mineral rights;

(iv)     the PMI Mineral Rights are in good standing under applicable Laws and, to the knowledge of PMI, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)     there are no material adverse claims against or challenges to the title or ownership of the PMI Mineral Rights which would reasonably be expected to have a Material Adverse Effect on PMI;

(vi)     PMI has the exclusive right to deal with the its interest in the PMI Mineral Rights;

(vii)     no Person, other than PMI and the PMI Subsidiaries, has any interest in the PMI Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)     there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect PMI's interest in the PMI Mineral Rights;

(ix)     there are no material restrictions on the ability of PMI to use, transfer or exploit the PMI Mineral Rights, except pursuant to applicable Laws;

(x)     PMI has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of PMI in the PMI Mineral Rights;

(xi)     PMI has all necessary surface rights, access rights and other necessary rights and interests to exploit the development potential of the PMI Mineral Rights, with only such exceptions as do not materially interfere with the use made by the PMI of the PMI Mineral Rights; and

(xii)     except as set for in the PMI Disclosure Documents, no mines have been or are located in or on the lands of PMI.

(u)     Mineral Resources: Except as described in the PMI Disclosure Letter, the proven and probable mineral reserves and mineral resources disclosed in the PMI Disclosure Documents have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and, in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. The information provided by PMI to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was, in all material respects, complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources of PMI from the amounts disclosed in the PMI Disclosure Documents. All information regarding the PMI Mineral Rights, including drill results, technical reports and studies, that are required to be disclosed by applicable Laws, have been disclosed in the PMI Disclosure Documents.

(v)     Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on PMI:

(i)     all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of PMI, or any of the PMI Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (С) provided for prior for the date hereof; and

(ii)     all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which PMI or any of the PMI Subsidiaries or any of its material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(w)     Off Balance Sheet Transactions. None of PMI or any of the PMI Subsidiaries is a party to or bound by any operating leases or any "off-balance-sheet" transactions or arrangements.

(x)     Title and Rights re: Other Assets. Except as disclosed in the PMI Disclosure Letter, PMI and the PMI Subsidiaries, as applicable, have good and valid title to all assets owned by PMI or the PMI Subsidiaries other than the PMI Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the PMI Year End (or acquired after that date) or valid leasehold or license interests in all such assets not reflected in such financial statements but used by PMI or any of the PMI Subsidiaries, free and clear of all material Encumbrances, other than the PMI Permitted Encumbrances, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect PMI's or any of the PMI Subsidiaries' interest in any of the foregoing-described material properties and assets.

(y)     Environmental: To the knowledge of PMI, each of PMI and the PMI Subsidiaries and their respective businesses, operations and properties:

(i)     is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Approvals;

(ii)     has not received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)     (i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Law, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Environmental Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Environmental Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Law or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Laws and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Law;

(iv)     is not involved in operations and does not know of any facts, circumstances or conditions, including any Environmental Release of Hazardous Substances, that would reasonably be expected to result in any material environmental liabilities;

(v)     PMI and the PMI Subsidiaries hold all Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses, as currently operated, and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither PMI nor any of the PMI Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vi)     there are no changes in the status, terms or conditions of any Environmental Approvals held by PMI or any of the PMI Subsidiaries, or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of PMI or any of the PMI Subsidiaries following the Effective Date;

(vii)     PMI and the PMI Subsidiaries have made available to Asanko all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters; and

(viii)     to the knowledge of PMI, none of PMI and the PMI Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(z)     Insurance: As of the date hereof, PMI has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither PMI nor any of the PMI Subsidiaries has failed to make a claim thereunder on a timely basis. Each of such policies and other forms of insurance is in full force and effect on the date hereof. No written, or to the knowledge of PMI other, notice of cancellation or termination has been received by PMI or any PMI Subsidiaries with respect to any such policy.

(aa)     Tax Matters: Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PMI:

(i)     each of PMI and the PMI Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)     each of PMI and the PMI Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added and federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)     the charges, accruals and reserves for Taxes reflected on the PMI Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of PMI, adequate under Applicable Accounting Principles to cover Taxes with respect to PMI and the PMI Subsidiaries accruing for the periods covered thereby;

(iv)     there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of PMI, threatened against PMI or the PMI Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns;

(v)      no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to PMI or any of the PMI Subsidiaries;

(vi)     none of PMI and the PMI Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)     there are no proceedings, investigations, audits or claims now pending or threatened against PMI or any of the PMI Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(viii)     neither PMI nor any of the PMI Subsidiaries has acquired property from a non-arm's length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(ix)     for the purposes of the Tax Act and any other relevant Tax purposes:

(A)     PMI is resident in Canada; and

(B)     each of the PMI Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(x)     there are no Encumbrances for Taxes upon any properties or assets of PMI or any of the PMI Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the PMI Financial Statements);

(xi)     Neither PMI nor any of its Subsidiaries is an "expatriated entity" within the meaning of Section 7874 of the U.S. Tax Code;

(xii)     Neither PMI nor any of its Subsidiaries has received any notice or inquiry from any Governmental Entity outside of the country in which it or its Subsidiaries, respectively, is organized, to the effect that it or any of its Subsidiaries is subject to net basis taxation or is tax resident or tax domiciled in any country other than the country in which it or any of its Subsidiaries, respectively, is organized;

(xiii)     PMI does not own, and will not own on the Effective Date, any "United States real property interest" as defined under section 897(c)(1)(A) of the U.S. Tax Code and regulations promulgated thereunder;

(xiv)     There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to PMI. PMI has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the PMI for any period ending after the Effective Time; and

(xv)     For all transactions between PMI, on the one hand, and any non-resident Person with whom PMI was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Time, PMI has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(bb)     Non-Arm's Length Transactions: Except for employment or employment compensation agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by PMI or any of the PMI Subsidiaries) between PMI or any of the PMI Subsidiaries on the one hand, and any: (i) officer or director of PMI or any of the PMI Subsidiaries; (ii) any holder of record or, to the knowledge of PMI, beneficial owner of five percent or more of the voting securities of PMI; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(cc)     No Option on Assets: No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from PMI or the PMI Subsidiaries of the material assets of PMI.

(dd)     Winding Up: No order has been made, petition presented or meeting convened for the purpose of winding up of PMI or any of the PMI Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of PMI or any of the PMI Subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(ee)     Brokers: No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of PMI, other than the PMI Financial Advisor, the fees and expenses of which are as set forth in the PMI Disclosure Letter.

(ff)     No Expropriation: No property or asset of PMI or any of the PMI Subsidiaries (including any PMI Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of PMI, is there any intent or proposal to give any such notice or to commence any such proceeding.

(gg)     Corrupt Practices: Neither PMI, PMI Subsidiaries, nor, to the knowledge of PMI, any of their respective officers, directors or employees acting on behalf of PMI or a PMI Subsidiary has taken, committed to take or been alleged to have taken any action which would cause PMI or a PMI Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction, and to the knowledge of PMI no such action has been taken by any of its Affiliates, agents, representatives or other Persons acting on behalf of PMI or any PMI Subsidiary.

(hh)     Acquisition Proposals: Other than this Agreement, PMI has not negotiated any Acquisition Proposal with any Person with respect to the assets or securities of PMI.

(ii)     Competition Act: As calculated in accordance with Part IX of the Competition Act and the regulations thereto, PMI and its affiliates (as that term is defined in the Competition Act) have: a) assets in Canada with a book value of less than $150 million; and b) gross revenues from sales in, from or into Canada of less than $150 million.

(jj)     U.S. Securities Law Matters: PMI: (i) is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act; and ; (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(kk)     Verbal Fairness Opinion: The PMI Board has received a verbal fairness opinion of the PMI Financial Advisor that, as at December 17, 2013 and subject to assumptions, limitations, qualifications and other matters stated in the such verbal opinion, the consideration to be paid by Asanko to the PMI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the PMI Shareholders.

(ll)     Vote Required: The only votes of the holders of any class or series of the PMI Shares, PMI Options, PMI Warrants or other securities of PMI necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the PMI Shareholder Approval.

(mm)     Ownership of or Control over Asanko Securities: Neither PMI nor any Person acting jointly or in concert with PMI legally or beneficially owns or exercises control or direction over any securities of Asanko.

Schedule 4

LOCKED-UP SHAREHOLDERS

Directors and Officers of PMI

James Askew
Peter Bradford
John A. Clarke
Ross Ashton
Michael Price
Michael Anderson
Michael Allen
Michael Gloyne
John Ciganek
Matt Dusci

Directors and Officers of Asanko

Marcel de Groot
Shawn Wallace
Peter Breese
Gord Fretwell
Keith Minty
Robert Sali
Colin Steyn
Greg McCunn
Tony Devlin

Schedule 5

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.     The arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving PMI Gold Corporation ("PMI"), all as more particularly described and set forth in the Joint Management Proxy Circular (the "Circular") of PMI and Asanko Gold Inc. ("Asanko") dated December ◆ , 2013 accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.      The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving PMI and implementing the Arrangement, the full text of which is set out in Appendix ◆ to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.      The arrangement agreement (the "Arrangement Agreement") between PMI and Asanko, dated December 17, 2013, the actions of the directors of PMI in approving the Arrangement and the actions of the officers of PMI in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.     Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of PMI or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of PMI are hereby authorized and empowered, without further notice to, or approval of, the securityholders of PMI:

(a)     to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)     subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

Schedule 6

TRANSACTION RESOLUTIONS

RESOLUTIONS OF THE SHAREHOLDERS OF ASANKO GOLD INC.
(the "Corporation"),

Share Issuance Resolution:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.     In accordance with Section 611(c) of the TSX Company Manual and for all other purposes the issuance, or reservation for issuance, as the case may be, by the Corporation, pursuant to the arrangement agreement dated December 17, 2013 between PMI Gold Corporation ("PMI") and the Corporation (the "Arrangement Agreement") and on the terms and conditions in the Information Circular sent in respect of these resolutions of ◆ common shares of the Corporation ("Common Shares"), being the number of common shares of the Corporation necessary to give effect to the Arrangement (as defined in the Arrangement Agreement), being greater than 25% of the number of issued and outstanding common shares of the Corporation, be and is hereby authorized, approved and adopted.

2.     Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing.

Schedule 7

FORM OF LOCK-UP AGREEMENT

Please see attached.

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